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UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

JUL - 1 2002

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

02045574

State of Israel	0000052749
Exact name of registrant as specified in charter	Registrant CIK Number
Exhibit C to Form 18-K for fiscal year ended December 31, 2001	002-94917
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Name of Person Filing the Document (If other than the Registrant)

PROCESSED
JUL 1 5 2002
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on July 1, 2002.

STATE OF ISRAEL

By:____________________
Name: Harry Langman
Title: Consul and Chief Fiscal Officer for the Western Hemisphere
Ministry of Finance

By:____________________
Name: Yaron Neudorfer
Title: Deputy Chief Fiscal Officer for

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Commission Exhibits C1 and C2 to the Registrant's Annual Report on Form 18-K for the year ended December 31, 2001 pursuant to new Rule 306(c) under the Securities Act of 1933, as amended.

<u>**EXHIBIT INDEX**</u>

EXHIBIT C1



הצעת התקציב

התאמות נוספות בהצעת התקציב
לשנת הכספים 2002

מוגש לכנסת החמש-עשרה

ירושלים – שבט התשס"ב - פברואר 2002

הצעת חוק התקציב לשנת הכספים 2002, התשס"ב - 2001

הגדרות

1.בחוק זה -

"**סעיף תקציב**" - סכום או מספר משוות, הנקוב בשורת כותרת שסימנה קו כפול מקוטע;

"**תחום פעולה**" - סכום או מספר משוות הנקוב בשורת כותרת שסימנה קו נקודה;

"**תכנית**" - סכום או מספר משרות הנקוב בשורה בלי סימון;

"**שנת הכספים 2002**" - התקופה המתחילה ביום י"ז בטבת התשס"ב (1 בינואר 2002) והמסתיימת ביום כ"ו בטבת התשס"ג (31 בדצמבר 2002);

כל מונח אחר - כמשמעותו בחוק יסודות התקציב, התשמ"ה - 1985 (להלן - חוק יסודות התקציב).

תקציב ההוצאה וחלוקתו

2.הממשלה רשאית להוציא בשנת הכספים 2002 סכום של 251,638,485 אלפי שקלים חדשים; חלוקת סכום זה לחלקים וכל חלק ממנו לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט בטור הראשון של התוספת הראשונה הנקרא "הוצאה".

תקציב ההוצאה המותנית בהכנסה

3.בנוסף לכל הסכומים שהממשלה רשאית להוציא לפי סעיף 2, רשאית היא להוציא בשנת הכספים 2002, כהוצאה מותנית בהכנסה, 12,306,880 אלפי שקלים חדשים; חלוקת סכום זה לחלקים וכל חלק ממנו לסעיפי תקציב לתחומי פעולה ולתכניות, תהיה כמפורט בטור השני של התוספת הראשונה הנקרא "הוצאה מותנית בהכנסה".

שיא כוח אדם

4.הממשלה רשאית, בשנת הכספים 2002, למלא 55,074 משרות; חלוקת מספר זה לחלקים, וכל חלק ממנו לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט בטור הרביעי של התוספת הראשונה הנקרא "שיא כוח אדם".

תקציב מפעלים עיסקיים

5. א. בנוסף לסכומים שהממשלה רשאית להוציא לפי סעיפים 2 ו-3, רשאית היא להוציא בשנת הכספים 2002 את הסכומים הנקובים בטור הראשון של החלק השני בתוספת השניה (להלן - תקציב מפעלים עסקיים); חלוקת סכומים אלה לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט באותו חלק.

ב. בנוסף למספר המשרות שהממשלה רשאית למלא לפי סעיף 4, רשאית היא למלא בשנת הכספים 2002 17,704 משרות במפעלים העסקיים; חלוקת מספר זה לסעיפי תקציב, לתחומי פעולה ולתכמות, תהיה כמפורט בטור השלישי של החלק השני של תקציב המפעלים העסקיים.

ג. תחזית ההכנסות לכיסוי תקציב המפעלים העסקיים בשנת הכספים 2002 היא כמפורט בחלק הראשון של התוספת השנייה.

הוראות לענין סעיפים מסוימים	6. בשנת התקציב 2002 -
	א.את חלוקת התקציב בסעיף תקציב 17 לתחומי פעולה ולתכניות תקבע, לפי הצעת הממשלה, ועדה משותפת של ועדת הכספים וועדת החוץ והביטחון של הכנסת;
	ב.לפי בקשת שר האוצר לגבי שימוש ברזרבה הכללית, לפי סעיף 12 לחוק יסודות התקציב, למטרה שבמסגרת הפעילות של משרד ראש הממשלה - תבוא, במקום הועדה, ועדה מיוחדת שתמנה ועדת החוץ והביטחון של הכנסת מקרב חבריה.
הלוואה מבנק ישראל	7. סכום ההלוואה מבנק ישראל לא יעלה בשנת הכספים 2002 על סכום של 2,031,000 אלפי שקלים חדשים להחזר חובות הממשלה לבנק ישראל לפי סעיף 48(ב) לחוק יסודות התקציב.
תחילה	8. תחילתו של חוק זה ביום י"ז בטבת התשס"ב (1 בינואר 2002).
פרסום	9. חוק זה יפורסם ברשומות תוך שלושה חודשים מיום קבלתו.

הצעת התקציב המעודכנת לשנת הכספים 2002

ריכוז התוספת הראשונה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כוח-אדם
סה"כ כללי	251,638,485	12,306,880	62,870,213	55,073.5
חלק א': תקציב רגיל	184,931,197	10,821,901	46,305,612	55,073.5
חלק ב': תקציב פיתוח וחשבון הון	64,676,288	1,484,979	16,564,601	
חלק ג': החזר חובות לבנק ישראל	2,031,000			
חלק א': תקציב רגיל	184,931,197	10,821,901	46,305,612	55,073.5
מימשל ומינהל	18,101,087	1,288,896	2,814,676	33,474.5
01 נשיא המדינה	25,263	467		42.5
02 כנסת	284,556	136		389.0
03 חברי ממשלה	22,690			
04 משרד ראש הממשלה	498,082	12,839	44,773	894.5
05 משרד האוצר	1,384,682	150,346	9,737	5,367.0
06 משרד הפנים	332,508	26,846	55,980	755.0
07 משרד לביטחון פנים	6,287,160	370,720	1,693,035	21,328.0
08 משרד המשפטים	1,336,306	495,485	783,721	2,912.0
09 משרד החוץ	1,235,817	98,717		1,007.0
11 משרד מבקר המדינה*	177,287			506.0
12 גימלאות ופיצויים	5,130,505			
13 הוצאות שונות	342,354	95,351	72,050	
14 מימון מפלגות	132,428			
19 משרד המדע התרבות והספורט	697,804	23,837	122,380	84.0
26 משרד לאיכות הסביבה	213,645	14,152	33,000	189.5
ביטחון	41,087,026	4,684,226	31,892,184	2,084.5
15 משרד הביטחון	40,744,540	4,530,000	31,500,000	1,866.0
16 הוצאות חרום אזרחיות	218,325		364,000	
17 תיאום הפעולה בשטחים	124,161	154,226	28,184	218.5
18 רשויות מקומיות	4,296,774			

*תקציב משרד מבקר המדינה נקבע בידי ועדת הכספים של הכנסת ומתפרסם בנפרד לפי החוק. האמור כאן בא לשם מידע בלבד

הצעת התקציב המעודכנת לשנת הכספים 2002

ריכוז התוספת הראשונה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כוח-אדם
שירותי חברה	79,805,298	3,737,544	3,367,334	14,965.5
20 משרד החינוך	23,870,824	1,113,670	2,056,963	1,827.0
21 השכלה גבוהה	5,600,066			
22 המשרד לענייני דתות	1,722,225	8,646	58,270	268.0
23 משרד העבודה והרווחה	4,299,106	1,047,855	119,419	3,491.5
24 משרד הבריאות	13,365,675	1,494,878	11,870	8,288.5
27 העברות לביטוח לאומי	23,496,259			
25 תגמולים לנכים	1,778,546	1,812		50.0
29 משרד הבינוי והשיכון	262,192	8,109		663.0
30 המשרד לקליטת עלייה	1,762,353	61,174	762,409	355.5
32 תמיכות במחירי מצרכי יסוד ובייצור חקלאי	2,742,202	1,400	358,403	
46 חוק חיילים משוחררים	903,418			22.0
56 נציבות שיוויון זכויות לאנשים עם מוגבלות	2,432			
כלכלה ומשק	9,335,703	1,102,494	4,305,380	3,568.0
33 משרד החקלאות ופיתוח הכפר	966,686	187,179	215,807	1,339.5
34 משרד התשתיות הלאומיות	209,372	7,796		288.5
31 הוצאות משק הדלק	105,379			
35 הוועדה לאנרגיה אטומית	151,990			
36 משרד התעשיה והמסחר	158,527	21,368		445.5
37 משרד התיירות	483,256	8,293	330,611	167.0
38 תמיכות בענפי משק	2,213,718	738,782	3,219,143	
39 משרד התקשורת	60,273	250	8,040	96.0
40 משרד התחבורה	361,134	80,200		972.5
42 מענקי בינוי ושיכון	4,010,098	31,268		
43 המרכז למיפוי ישראל	71,496	27,257	7,799	254.0
28 תחזוקת כבישים בינעירוניים	474,772		523,980	
54 רשויות פיקוח	69,002	101		5.0
44 סיבסוד אשראי	23,875			
45 תשלום ריבית ועמלות	28,947,815	8,741		
רזרבות	3,333,619		3,926,038	981.0
47 רזרבה כללית	3,333,619		3,926,038	981.0
48 רזרבה להתיקרויות				

הצעת התקציב המעודכנת לשנת הכספים 2002

	ריכוז התוספת הראשונה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כוח-אדם
	חלק ב': תקציב פיתוח וחשבון הון	64,676,288	1,484,979	16,564,601	
	תקציב פיתוח	14,155,704	1,484,979	16,564,601	
	השקעות במימשל ומינהל	513,692	275,654	858,486	
51	דיור ממשלתי	60,664	182,297	117,650	
52	משטרה ובתי-סוהר	215,080	79,198	551,185	
53	בתי-משפט	177,587	737	90,018	
55	אוצר	60,361	13,422	99,633	
57	רשויות מקומיות	523,305		547,969	
	השקעות בשירותי חברה	6,093,553	954,222	7,106,459	
60	חינוך	588,435		673,651	
67	בריאות	192,388	75,158	28,446	
70	שיכון	5,312,730	879,064	6,404,362	
	השקעות בענפי משק	7,025,154	255,103	8,051,687	
72	חקלאות	10,670	9,694	17,542	
73	מפעלי מים	1,001,312		1,159,523	
76	פיתוח תעשייה	298,197	171,317	425,356	
78	תיירות	129,423	1,282	151,962	
79	פיתוח תחבורה	4,041,546		4,924,946	
83	הוצאות פיתוח שונות	1,544,006	72,810	1,372,358	
84	תשלום חובות	50,520,584			
	חלק ג': החזר חובות לבנק ישראל	2,031,000			
99	ריבית לבנק ישראל	1,461,000			
99	קרן לבנק ישראל	570,000			

תחזית התקבולים והמלוות לשנת 2002

	הצעת חוק מעודכנת לשנת 2002
1. סך-הכול כללי	251,638,485
חלק א׳: תקבולים שוטפים	184,931,197
חלק ב׳: תקבולים ממילוות וחשבון הון	64,676,288
חלק ג׳: תקבולים מבנק ישראל	2,031,000
חלק א׳: תקבולים שוטפים	184,931,197
מיסים ותשלומי חובה	155,337,035
מיסי הכנסה ורכוש	88,450,000
001 מס הכנסה	76,250,000
002 מס ערך מוסף על מלכרי״ם ומוסדות פיננסיים	7,700,000
003 מס שבח	1,000,000
004 מס רכישה	1,600,000
005 מס מכירה ומס רכוש	150,000
007 מס מעסיקים	1,750,000
מיסי הוצאה	66,887,035
011 מכס והיטל על הייבוא	1,400,000
012 מע״מ, כולל מע״מ על ייבוא בטחוני	43,780,000
013 מס קניה	9,600,000
015 בלו	950,000
018 מס דלק	5,950,000
020 מס בולים	900,000
024 אגרות כלי רכב	2,282,000
025 אגרות ורשיונות אחרים	2,025,035

תחזית התקבולים והמלוות לשנת 2002

	הצעת חוק מעודכנת לשנת 2002
ריבית ורווחים	2,759,720
034 ריבית במט"ח	146,720
035 ריבית בשקלים	2,613,000
תמלוגים	1,648,465
042 תמלוגים ממפעלים עיסקיים	1,005
043 תמלוגים מאוצרות טבע	80,400
044 תמלוגים מחברות ממשלתיות	1,173,100
045 דיבידנדים מחברות ממשלתיות	393,960
תקבולים שונים	2,919,017
046 החזר על חשבון תקציב שנים קודמות	100,500
047 הכנסות משירותים שונים	2,058,494
050 דמי שימוש בנכסים ממשלתיים	178,123
048 הכנסה מיועדת מעל האומדן	581,900
העברה מחלק ב'	22,266,960

תחזית התקבולים והמלוות לשנת 2002

	הצעת חוק מעודכנת לשנת 2002
חלק ב׳: תקבולים ממילוות וחשבון הון	64,676,288
החזר השקעות והלוואות הממשלה	6,579,346
051 גביית קרן בשקלים	5,728,500
053 גביית קרן במט״ח	62,880
076 הכנסות ממכירת קרקעות מדינה	787,966
הפרשות לפנסיה ולפיצויים	42,320
071 הפרשות יחידות משקיות	10,700
072 הפרשות מפעלים עיסקיים	10,700
073 הפרשות לפנסיה-חברות	20,920
הכנסות הון	1,500,000
075 הכנסה ממכירת חברות ובנקים	1,500,000
מילוות בארץ	57,253,795
081 מילווה מהמוסד לביטוח לאומי	9,686,764
082 הכנסה מאמיסיות והפקדות	47,567,031
מילוות ומענקים מחו״ל	21,567,787
900 מילווה עצמאות ופיתוח	4,572,750
901 בניכוי: הוצאות הפצה	-217,750
מילוות ומענקים מארה״ב:	
902 - ביטחון	9,145,500
904 - סיוע אזרחי	3,135,600
907 - מילוות אחרים	3,842,937
908 הלוואות בנקאיות	1,088,750
העברה לחלק א׳	-22,266,960

תחזית התקבולים והמלוות לשנת 2002

	הצעת חוק מעודכנת לשנת 2002
חלק ג׳: תקבולים מבנק ישראל	2,031,000
מקדמה למימון חוב לבנק ישראל	2,031,000
2. סה״כ מקדמות מבנק ישראל	2,031,000
מקדמה למימון חוב לבנק ישראל	2,031,000

PAGE 14 OF 62 PAGES
EXHIBIT INDEX ON PAGE 3

מפעלים עיסקיים - הצעת התקציב לשנת הכספים 2002

ריכוז התוספת השנייה	הכנסה הוצאה	הרשאה להתחייב	שיא כוח-אדם
סה״כ הכנסות	10,814,866		
===========	========		
89 מפעלי משרד רוה״מ ומשרד האוצר	276,656		
94 בתי חולים ממשלתיים	4,987,435		
95 נמל יפו ונמל חדרה	29,746		
96 בנק הדואר	197,557		
98 מינהל מקרקעי ישראל	5,323,472		
סה״כ הוצאות	10,814,866	433,971.0	17,704.0
===========	========	=======	======
89 מפעלי משרד רוה״מ ומשרד האוצר	276,656		113.0
94 בתי חולים ממשלתיים	4,987,435		17,101.5
95 נמל יפו ונמל חדרה	29,746		3.0
96 בנק הדואר	197,557		4.0
98 מינהל מקרקעי ישראל	5,323,472	433,971.0	482.5

תקציב הוצאות נטו לשנת 2002

	הצעת חוק מקורית לשנת 2002	הצעת חוק מעודכנת לשנת 2002
סך-הכול כללי	254,836,885	251,638,485
חלק א׳: תקציב רגיל	187,713,859	184,931,197
חלק ב׳: תקציב פיתוח וחשבון הון	65,092,026	64,676,288
חלק ג׳: החזר חובות לבנק ישראל	2,031,000	2,031,000
חלק א׳: תקציב רגיל	187,713,859	184,931,197
מימשל ומינהל	18,294,675	18,101,087
01 נשיא המדינה	26,182	25,263
02 כנסת	258,970	284,556
03 חברי ממשלה	22,690	22,690
04 משרד ראש הממשלה	517,899	498,082
05 משרד האוצר	1,424,925	1,384,682
06 משרד הפנים	342,629	332,508
07 משרד לביטחון פנים	6,349,156	6,287,160
08 משרד המשפטים	1,379,426	1,336,306
09 משרד החוץ	1,267,302	1,235,817
11 משרד מבקר המדינה*	133,256	177,287
12 גימלאות ופיצויים	5,130,505	5,130,505
13 הוצאות שונות	315,439	342,354
14 מימון מפלגות	132,428	132,428
19 משרד המדע התרבות והספורט	770,516	697,804
26 משרד לאיכות הסביבה	223,352	213,645
ביטחון	41,911,019	41,087,026
15 משרד הביטחון	41,553,474	40,744,540
16 הוצאות חרום אזרחיות	228,765	218,325
17 תאום הפעולה בשטחים	128,780	124,161
18 רשויות מקומיות	4,492,873	4,296,774

* תקציב מבקר המדינה אינו מובא לאישור הכנסת אלא לידיעה בלבד.

תקציב הוצאות נטו לשנת 2002

		הצעת חוק מקורית לשנת 2002	הצעת חוק מעודכנת לשנת 2002
	שירותי חברה	80,033,717	79,805,298
	==========	========	========
20	משרד החינוך	23,489,112	23,870,824
21	השכלה גבוהה	5,839,018	5,600,066
22	המשרד לענייני דתות	1,578,212	1,722,225
23	משרד העבודה והרווחה	4,296,420	4,299,106
27	העברות לביטוח לאומי	23,856,259	23,496,259
24	משרד הבריאות	13,407,406	13,365,675
25	תגמולים לנכים	1,778,790	1,778,546
29	משרד הבינוי והשיכון	272,059	262,192
30	המשרד לקליטת העלייה	1,800,869	1,762,353
32	תמיכות במחירי מצרכי		
	יסוד ובייצור החקלאי	2,809,574	2,742,202
46	חוק חיילים משוחררים	903,540	903,418
56	נציבות שוויון זכויות		
	לאנשים עם מוגבלות	2,458	2,432
	כלכלה ומשק	9,518,847	9,335,703
	==========	=======	=======
33	משרד החקלאות ופיתוח הכפר	984,688	966,686
34	משרד התשתיות הלאומיות	217,957	209,372
31	הוצאות משק הדלק	110,654	105,379
35	הוועדה לאנרגיה אטומית	151,990	151,990
36	משרד התעשיה והמסחר	163,565	158,527
37	משרד התיירות	506,281	483,256
38	תמיכות בענפי משק	2,292,612	2,213,718
39	משרד התקשורת	62,492	60,273
40	משרד התחבורה	373,152	361,134
41	משק המים		
42	מענקי בינוי ושיכון	4,010,098	4,010,098
43	המרכז למיפוי ישראל	73,961	71,496
28	תחזוקת כבישים בינעירוניים	499,415	474,772
54	רשויות פיקוח	71,982	69,002
44	סיבסוד אשראי	23,875	23,875
	===========	====	====
45	תשלום ריבית	28,947,815	28,947,815
	==========	========	========
	רזרבות	4,491,038	3,333,619
	======	=======	=======
47	רזרבה כללית	4,491,038	3,333,619

PAGE 17 OF 62 PAGES
EXHIBIT INDEX ON PAGE 3

תקציב הוצאות נטו לשנת 2002

	הצעת חוק מקורית לשנת 2002	הצעת חוק מעודכנת לשנת 2002
חלק ב׳: תקציב פיתוח וחשבון הון	65,092,026	64,676,288
תקציב פיתוח	14,571,442	14,155,704
השקעות במימשל ומינהל	543,544	513,692
51 דיור ממשלתי	63,807	60,664
52 משטרה ובתי סוהר	226,214	215,080
53 בתי משפט	187,797	177,587
55 אוצר	65,726	60,361
57 רשויות מקומיות	565,117	523,305
השקעות בשירותי חברה	6,390,244	6,093,553
60 חינוך	734,583	588,435
67 בריאות	202,306	192,388
70 שיכון	5,453,355	5,312,730
השקעות בענפי משק	7,072,537	7,025,154
72 חקלאות	11,222	10,670
73 מפעלי מים	1,063,903	1,001,312
76 פיתוח תעשייה	103,165	298,197
78 תיירות	135,861	129,423
79 פיתוח תחבורה	4,190,803	4,041,546
80 כבישים ומסילות ברזל		
83 הוצאות פיתוח שונות	1,567,583	1,544,006
84 תשלום חובות	50,520,584	50,520,584
חלק ג׳: החזר חובות לבנק ישראל	2,031,000	2,031,000
99 ריבית לבנק ישראל	1,461,000	1,461,000
קרן לבנק ישראל	570,000	570,000

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 01 נשיא המדינה		הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
01	נשיא המדינה ולשכתו	25,263	467		42.5
	==============	=====	==		====
01	נשיא המדינה ולשכתו	24,707	467		41.5
02	רזרבות	556			1

PAGE 19 OF 162 PAGES
EXHIBIT INDEX ON PAGE 3

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 01 נשיא המדינה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
01 נשיא המדינה ולשכתו	24,707	467		41.5
01 01 נשיא	736			1
02 01 לשכת הנשיא	7,210			33
03 01 לשכת הנשיא לשעבר קציר	947			1
04 01 לשכת הנשיא לשעבר נבון	1,210			3.5
05 01 לשכת אשת הנשיא לשעבר הרצוג	510			1
06 01 לשכת הנשיא לשעבר ויצמן	1,140			2
09 01 אמרכלות	11,095	467		
10 01 טיסות לחו"ל	1,859			

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 02 הכנסת	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
02 הכנסת	284,556	136		389
====	======	==		==
01 הכנסת				
02 חברי הכנסת	66,036			
03 פעולות הכנסת	202,043	136		389
04 רזרבה	4,799			
05 תוספת מבנה	3,412			
06 רזרבה להתייקרויות	8,266			

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 02 הכנסת	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
03 פעולות הכנסת	202,043	136		389
03 01 שירותים מקצועיים	53,000			
03 02 קשרי חוץ טקסים וקרנות	7,243	136		
03 03 מימון פעולות הסיעות בכנסת	4,338			
03 04 הוצאות עובדי הכנסת	73,568			268
03 05 אמרכלות	26,495			
03 06 ביטחון	28,373			121
03 07 ניהול מערכות מחשב	9,026			

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 04 משרד ראש הממשלה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
04 משרד ראש הממשלה	498,082	12,839	44,773	894.5
01 תחום פעולה כללי	110,498	257		138
02 ראשות הממשלה	90,190	391		83
03 סטטיסטיקה ממלכתית	149,784	8,288	8,040	375
04 רזרבה	8,622		29,547	28
05 עיתונות	6,932	453		28.5
06 המרכז לאיכות ומצוינות				
07 רזרבה פנימית	4,934			
08 תחום כלכלי				
10 נציבות שירות המדינה	42,070	830		125.5
12 רשות החברות הממשלתיות	14,725			21
15 נתיב	54,353	2,620	7,186	92.5
20 השר לשיתוף פעולה אזורי	15,974			3

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 04 משרד ראש הממשלה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
01 תחום פעולה כללי .-.-.-.-.-.-.-.-.-.-.-.-.-.-.-	110,498 -.-.-.-.-.-	257 -.-.-		138 -.-.-
01 11 שירותים מרכזיים	5,357			20
01 12 המינהלה לפרוייקטים לאומיים	378			
01 13 ה.י.ל.ה				
01 14 מסע פרסום לבאג 2000				
01 19 אמרכלות	46,929	101		89.5
01 31 ארכיון המדינה	5,635	25		28.5
01 32 הנצחת נשיאים וראשי ממשלה	723			
01 39 אמרכלות ארכיון המדינה	13,546	131		
01 61 מחקרים שונים				
01 62 השתתפות האפוטרופוס כללי				
01 63 מפעלים חינוכיים				
01 70 השתתפות אפוטרופוס				
01 71 מרכז בגין	3,556			
01 72 מרכז רבין	10,185			
01 73 תמיכה בארגוני התנדבות	570			
01 74 יד לוי אשכול				
01 75 היכל הגבורה ים-עכו	200			
01 76 חלקת גדולי האומה	718			
01 77 אתר הנצחה גולני				
01 78 הרשות למלחמה בסמים	22,701			
01 80 מורשת משה שרת				
01 87 מעקב אחר אנטישמיות				
01 88 מרכז שזר				
01 91 יד יצחק בן צבי				
01 98 סיוע נפגעות תקיפה מינית				
01 99 בית מוריה ייזהייב				

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 05 משרד האוצר		הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
05	משרד האוצר	1,384,682	150,346	9,737	5,367
01	תחום פעולה כללי	79,300	9,387		163.5
02	שירותי מטה ממשלתיים	83,737	21,310		322.5
03	שירותי מטה כלל משקיים	22,249	1,699		80.5
04	בצוע פקודת מס הכנסה ומס רכוש	682,529	30,949		2,858
05	אגף המכס והמע״מ	420,394	64,347	9,153	1,645
06	שירותי עזר למשרדי ממשלה		18,526		29.5
08	רזרבה	14,504		584	47.5
10	שע״מ	81,969	4,128		220.5

PAGE 25 OF 162 PAGES
EXHIBIT INDEX ON PAGE 3

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 05 משרד האוצר		הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
04	בצוע פקודת מס הכנסה ומס רכוש	682,529	30,949		2,858
	-.-.-.-.-.-.-.-	-.-.-.-.-.-.-	-.-.-.-.-.-		-.-.-.-.
04 01	נציבות מס הכנסה	57,766			400
04 02	יעוץ מקצועי ומשפטי	1,442			
04 03	שירותי גבייה ונכויים	4,906	2,010		
04 04	שירותי שומה	1,427	1,789		
04 05	חקירות	51	603		
04 06	שירותי מס רכוש	983	8,648		
04 08	שירותי ייעוץ והסברה לאזרח	955	854		
04 10	הדרכה	5,126	151		
04 11	אמרכלות	343,777			
04 12	תפעול מס הכנסה ביחידות	258,349			2,458
04 14	נציגות בחו״ל				
04 16	עמלות בנקים		16,894		
04 19	רזרבות	7,747			

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 13 הוצאות שונות	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
13 הוצאות שונות	342,354	95,351	72,050	
==========	======	=====	=====	
01 הוצאות שונות	234,989	95,351	72,050	
02 השתתפות ברשות השידור	30,934			
03 החזר הוצאות לקבלנים בגין הפסקת הבניה	1,612			
05 העברות לקרנות פנסיה	74,819			

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 13 הוצאות שונות	הוצאה	הוצאה מותנית בהכנסה	הרשאה לחתחייב	שיא כח אדם
01 הוצאות שונות	234,989	95,351	72,050	
01 01 פיצויים	1,054			
01 02 השתתפויות ותרומות	4,144			
01 03 הקלות במיסים	49,284			
01 04 ריבית	1,146			
01 05 הוצאות שונות				
01 06 השתתפות בהלוואות לעובדי המדינה	10,676	20,889		
01 07 השתתפות בהלוואות לעובדי הוראה	1,772	5,846		
01 08 השתתפות בחברה למפעלי כלכלה	11,628			
01 09 פיצוי חד פעמי לעובדי משרד השיכון בגין פסק דין				
01 13 קרן לסיוע ליהדות התפוצות				
01 15 חוק השלום עם מצרים - חוק רכישת מקרקעין בנגב				
01 16 העברה לרש"פ "המדינות התורמות"	13,689	65,415		
01 17 ארועי מערת המכפלה	1,032			
01 18 הערכות להסכמי אוטונומיה				
01 19 מימון הכח הרב לאומי	66,976		71,183	
01 20 פיתוח והפעלת תוכניות רווחה לעובדי וגמלאי שרות המדינה	4,676			
01 21 רזרבה מיועדת				
01 22 הפרטת בנקים	5,802			
01 23 פדיון אג"ח	15,047			
01 26 ניהול קרנות הון סיכון	749			
01 27 פיצויים למפוני סיני	4,342			

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 13 הוצאות שונות	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
28 01 בדיקת מכר בדיור הציבורי				
29 01 הצטיידות בחן	6,396			
30 01 רזרבה לפעולות מיוחדות	32,310	3,201	867	
31 01 השתתפות ביחידות האוצר				
33 01 רזרבה כוללת	4,266			
02 השתתפות ברשות השידור	30,934			
01 02 ערוץ לוויני	11,395			
02 02 העברות לרשות השידור	19,539			
03 החזר הוצאות לקבלנים בגין הפסקת הבניה	1,612			
01 03 החזר הוצאות לקבלנים בגין הפסקת הבניה	1,612			
05 העברות לקרנות פנסיה	74,819			
01 05 העברה לקרנות הפנסיה בגין הסכם הפיצוי למבוטחים בשיטת הממוצעים	74,819			

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 51 דיור ממשלתי	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
51 דיור ממשלתי	60,664	182,297	117,650	
02 פעולות מרכזיות	4,800		4,614	
03 בניית משרדי ממשלה	53,966	182,297	29,995	
04 בתי משפט-תכנית חדשה			83,041	
06 רזרבה להתייקרויות	1,898			

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 51 דיור ממשלתי	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
02 פעולות מרכזיות	4,800		4,614	
02 02 תכנון - ופעולות מרכזיות	4,800		4,614	
03 בניית משרדי ממשלה	53,966	182,297	29,995	
03 01 בניין בחיפה	2,993	656	787	
03 02 קריית בית דגן				
03 05 רכישת קרקע לקריות ממשלה		74,988		
03 08 בניין משרד החוץ בקריית הלאום		44,738		
03 10 קריית בן גוריון - לאום	45,970	60,339	25,532	
03 12 קרייה בתל אביב	3,129		2,603	
03 13 קרייה ברמלה				
03 14 קרייה בבאר שבע	1,554			
03 17 תכנון ובינוי - משטרת				
03 18 בניין הלמ״ס				
03 19 בניין מע״צ ירושלים				
03 20 תכנית אב חיפה	320			
03 22 בניין מע״צ ב״ש				
03 23 בניין מבקר המדינה בדרום הקריה		505		
03 24 ניהול פרויקטים לפינוי		1,071	1,073	
03 25 בניין הכנסת				
04 בתי משפט-תכנית חדשה			83,041	
04 01 בתי משפט - כללי			2,119	
04 02 בית המשפט בנצרת				
04 03 בית המשפט בחיפה			51,156	
04 04 בית המשפט בבאר שבע			29,766	
04 06 בית המשפט בירושלים				

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 55 אוצר		הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
55	אוצר	60,361	13,422	99,633	
01	אוצר-פיתוח	31,796	6,488	47,165	
03	בניית משרדים חדשים				
04	רזרבה	8,963	6,399	9,996	
10	פיתוח מכס/מע"מ	12,375	535	9,447	
20	פיתוח נציבות מס הכנסה ומיסוי מקרקעין	7,227		33,025	

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 55 אוצר		הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
01	אוצר-פיתוח	31,796	6,488	47,165	
01 01	מיכון אוצר	7,778		7,935	
01 02	מיכון שע״מ	10,572	5,483	25,488	
01 05	מיכון סחר חוץ				
01 07	פרויקטים מיוחדים אוצר	10,874	1,005	11,115	
01 08	אוצר פיתוח רזרבה				
01 09	פרויקט בוחן	2,572		2,627	
03	בניית משרדים חדשים				
03 01	בניית משרדים חדשים				

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 83 הוצאות פיתוח אחרות	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
83 הוצאות פיתוח אחרות	1,544,006	72,810	1,372,358	
01 השקעות במפעלי הממשלה	294,274		282,322	
04 השקעות שונות	594,550		26,753	
06 חשקעות בחברות בטחוניות ואחרות	510,212		855,427	
11 פיתוח נציגויות בחו״ל	40,857	72,810	207,856	
12 חלוואות לעולים	104,113			

PAGE 34 OF 162 PAGES
EXHIBIT INDEX ON PAGE 3

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 83 הוצאות פיתוח אחרות	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
01 השקעות במפעלי הממשלה	294,274		282,322	
01 01 המדפיס הממשלתי	2,194			
10 01 מחלקת עבודות ציבוריות				
12 01 השתתפות בהלוואות לעובדי מדינה	274,463		265,231	
13 01 השתתפות בהלוואות לעובדי הוראה	17,617		17,091	
04 השקעות שונות	594,550		26,753	
01 04 השקעות שונות	594,550		26,753	
04 04 סיוע למפעל קדמני				
05 04 הלוואה לעוף קור				
06 04 פרט חדש בתהליך הוספה				
07 04 פרט חדש בתהליך הוספה				

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 06 משרד הפנים		הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
06	משרד הפנים	332,508	26,846	55,980	755
01	תחום פעולה כללי	120,857	107		161
02	פקוח ארצי על הבחירות	19,728	107		2
03	שלטון מקומי	9,934	132		37
04	מנהל האוכלוסין	70,110	4,647		379.5
05	תכנון פיזי	60,733	12,465	55,770	86.5
06	שירותי חירום ותפקידים מיוחדים	10,443	9,046		59.5
08	רזרבה	11,243		210	
09	יחידת הפיקוח	11,749			18.5
10	נציבות כבאות והצלה	8,514	342		6
11	מינהל המים	5,249			
13	רישוי מפעלים ביטחוניים	1,048			4
14	הממונה על התאגידים	2,900			1

PAGE 36 OF 62 PAGES
EXHIBIT INDEX ON PAGE 3

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף	06 משרד הפנים	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
01	תחום פעולה כללי	120,857	107		161
01 01	הנהלת המשרד	9,919			19
01 02	הנהלת המחוזות	4,374			8
01 03	יעוץ משפטי	3,295			8.5
01 04	הדרכה ארגון ושיטות	4,676			6
01 05	הסברה ופרסומים	953			1.5
01 06	אמרכלות	83,224	107		111.5
01 08	מחשוב	5,983			
01 09	מחשוב מינהל האוכלוסין	6,724			
01 10	מחשוב מינהל התכנון	500			
01 11	מחשוב מינהל השלטון המקומי				
01 12	ביקורת ברשויות מקומיות	1,209			6.5

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 18 רשויות מקומיות	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
18 רשויות מקומיות ==========	4,296,774 =======			
01 מענקי איזון לרשויות מקומיות	4,026,010			
03 מענקים מיועדים לרשויות מקומיות	270,764			

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 18 רשויות מקומיות	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
01 מענקי איזון לרשויות מקומיות -.-.-.-.-	4,026,010 -.-.-.-.-.-.-.			
01 01 "מענק כללי לאיזון"	2,676,445			
01 02 רשויות מקומיות דרוזיות וצ'רקסיות	146,819			
01 03 רשויות מקומיות ערביות	818,994			
01 10 מענקים להתישבות צעירה				
01 15 תוכנית הבראה	262,544			
01 99 רזרבה להתייקרויות מענקי איזון	121,208			

PAGE 39 OF 162 PAGES
EXIBIT INDEX ON PAGE 3

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 18 רשויות מקומיות	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
03 מענקים מיועדים לרשויות מקומיות -.-.-.-.-.-	270,764 -.-.-.-.-.-			
03 01 מענקים מיועדים	40,051			
03 02 בטחון ברשויות המקומיות	7,399			
03 03 הדרכה מחקרים וייעוץ לרשויות כולל רשויות ערביות ודרוזיות	24,008			
03 04 קליטת עליה ברשויות	38,667			
03 05 איגודי כבאות	147,787			
03 06 תמיכות בקריות חינוך	3,531			
03 99 רזרבה לחתייקרויות	9,321			

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 57 רשויות מקומיות	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
57 רשויות מקומיות ==========	523,305 ======		547,969 ======	
05 תקציב לפתוח תשתיות ברשויות המקומיות	390,232		375,062	
06 תקציבי פיתוח לרשויות מקומיות במגזרי המיעוטים	133,073		172,907	

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 57 רשויות מקומיות	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
05 תקציב לפתוח תשתיות ברשויות המקומיות -.-.-.-.-.-.-.-.-.-.-.-.-.-	390,232 -.-.-.-.-.-		375,062 -.-.-.-.-.-	
01 05 פיתוח כללי	188,263		140,248	
04 05 בטחון ברשויות המקומיות	13,893		13,679	
05 05 כבאות	16,823		16,823	
07 05 פתוח בנושאי דת ברשויות המקומיות	9,880			
09 05 מענקי פיתוח מיוחדים	124,655		128,605	
11 05 מענק כללי לפיתוח	10,468		10,468	
98 05 רזרבה	14,099		53,088	
99 05 רזרבה להתייקרויות	12,151		12,151	

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף	07 משרד לביטחון פנים	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
07	משרד לביטחון פנים	6,287,160	370,720	1,693,035	21,328
01	תחום פעולה כללי- משרד לביטחון פנים	88,815	332	116,649	100
02	משטרת ישראל וזרועותיה	4,141,613	303,512	1,262,444	17,607
10	שירות בתי הסוהר	789,028	61,078	313,942	3,621
15	גמלאות משטרה ושב"ס	1,267,704	5,798		

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 07 משרד לביטחון פנים	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
02 משטרת ישראל וזרועותיה	4,141,613	303,512	1,262,444	17,607
01 02 כ"א במטה הארצי	528,344	500		2,364.5
02 02 כ"א במחוזות	2,130,541			12,773
04 02 כ"א לאכיפת חוקי התנועה	129,165			620
05 02 העסקת שוטרים בשכר		63,840		
06 02 רכישת שירותי כ"א				
07 02 חיילות במג"ב	2,495			
10 02 משמר הגבול	278,895			1,849.5
21 02 המטה הארצי	66,069	4,876	76,222	
22 02 אמרכלות משטרת ישראל	648,690	93,750	801,665	
23 02 עיבוד נתונים תקשורת וטכנולוגיה	37,130	84	60,784	
24 02 רכישת שירותי כ"א	202,923	2,574	304,909	
25 02 אחזקת קרן רשב"ג	8,080	2,044	18,864	
27 02 הוצל"פ כ"א		15,089		
28 02 הוצל"פ אמרכלות		5,137		
30 02 פרוייקטים לתנועה בשיתוף ג"ח - שכר		42,516		
31 02 פרוייקטים לתנועה בשיתוף ג"ח - אמרכלות		13,905		
55 02 אבטחת מתקנים, נמלי תעופה וים - שירותים מרכזיים		14,464		
56 02 אבטחת מתקנים, נמלי תעופה וים - אמרכלות		7,882		
60 02 אבטחת מתקנים ופלוגות איו"ש - שירותים מרכזיים				
61 02 אבטחת מתקנים ופלוגות איו"ש - אמרכלות				
65 02 שוטרים במשרדי ממשלה - שירותים מרכזיים				
66 02 שוטרים במשרדי ממשלה - אמרכלות				

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 52 משטרה ובתי סוהר	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
52 מבני משטרה ובתי סוהר	215,080	79,198	551,185	
01 מבנים למתקני משטרה	76,410	78,986	291,190	
03 פיתוח בתי סוהר	36,415	212	207,850	
10 משרד לביטחון פנים	102,255		52,145	

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 52 משטרה ובתי סוהר	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
10 משרד לביטחון פנים -.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-	102,255 -.-.-.-.-.-		52,145 -.-.-.-.-.-	
10 01 פרוייקטים לבינוי				
10 02 פרויקטים במשרד לבט״פ	13,047		52,145	
10 03 פרוייקטים לבינוי במ״י ובשב״ס	85,742			
10 07 רזרבה להתייקרויות	3,466			

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף	08 משרד המשפטים	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
08	משרד המשפטים	1,336,306	495,485	783,721	2,912
01	ניהול ומטה	317,191	87,672		239
02	פרקליטות המדינה	116,786	2,813		566
03	רישום וניהול רכוש ושומה	64,159	249,119		416
04	מיכון משפטים	16,459			
05	יחידה לחקירות שוטרים	4,630			14
06	רזרבה	8,572			
07	ענייני דתות				
10	רזרבה כוללת	17,328		20,926	32
20	בתי משפט	791,181	155,881	762,795	1,645

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף		08 משרד המשפטים	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
	20	בתי משפט	791,181	155,881	762,795	1,645
01	20	הנהלת בתי משפט	352,880	123,613	762,795	111.5
02	20	בית המשפט העליון	32,066	2,137		65.5
03	20	בית המשפט המחוזי	77,591			268
04	20	בית משפט השלום	276,652	21,889		1,110
05	20	בתי דין לעבודה	31,523	8,242		90
06	20	רזרבות	10,469			
07	20	ועדה לבחינת בטיחות מבנים				
08	20	מינוי סנגורים ציבוריים	10,000			

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 53 בתי משפט	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
53 בניינים לבתי משפט	177,587	737	90,018	
01 פיתוח בתי משפט	26,642	737	27,578	
02 פיתוח משרד המשפטים	6,917		7,131	
03 בניית בתי-משפט	118,398			
05 רזרבה	25,630		55,309	

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 53 בתי משפט	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
01 פיתוח בתי משפט	26,642	737	27,578	
02 01 שיפור מבני בתי משפט	8,910		9,298	
07 01 מחשוב כללי	17,732	737	18,280	
08 01 בנייה חדשה				

הצעת תקציב 2002
(באלפי שקלים חדשים)

סעיף 09 משרד החוץ	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
09 משרד החוץ	1,235,817	98,717		1,007
01 תחום פעולה כללי	256,294			400
02 יצוג המדינה בחו״ל	818,469	50,593		531
03 קשרי תרבות ומדע	20,450			18
04 תקשורת וקשרי ציבור	47,155	82		33
05 שיתוף בינלאומי וסיוע לארצות מתפתחות - נטו	56,854	48,042		25
06 תהליך חשלום	2,926			
07 רזרבה	33,669			

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 09 משרד החוץ	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
02 יצוג המדינה בחו"ל	818,469	50,593		531
01 02 מטה לנציגויות דיפלומטיות וקונסולריות	15,552			86
02 02 אגף ארגונים בנ"ל	80,302			15
03 02 אגף כלכלה ושיתוף בנ"ל	3,198			12
07 02 אמרכלות - קשר ודי"פ	48,077	18,694		
09 02 שרותים מרכזיים - נציגויות	391,088			418
11 02 אמרכלות - נציגויות	101,089	31,899		
12 02 הקמת נציגויות חדשות (השקעות חד-פעמיות)	379			
13 02 אבטחת הנציגויות בחו"ל	178,784			
03 קשרי תרבות ומדע	20,450			18
01 03 תרבות ומדע	20,450			18

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 19 משרד מדע תרבות וספורט		הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
19	משרד המדע התרבות והספורט	697,804	23,837	122,380	84
	======	======	=====	======	==
01	מינהל ושירותים כלליים	43,555			84
02	קידום קשרים בינלאומיים ושיתופי פעולה	25,112	1,253		
03	מחקרים ופרוייקטים מדעיים	16,094	16,439	21,872	
05	תשתיות מדעיות	92,726		95,789	
07	רזרבה	28,764		4,719	
31	תרבות	417,074	5,075		
32	מינהל הספורט	74,479	1,070		

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 19 משרד מדע תרבות וספורט	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
31 תרבות	417,074	5,075		
31 03 תמיכה במוסדות תרבות אומנות ומחקר, יוצרים ואומנים	417,074	5,075		

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף	20 משרד החינוך	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
20	משרד החינוך והתרבות	23,870,824	1,113,670	2,056,963	1,827
21	יחידות מטה	1,056,389	446	736,584	
22	אמרכלות ועובדי משרד	542,683	642	47,935	1,513.5
23	מינהל מורים	1,740,957	1,377	136,584	
24	מינהל פדגוגי-כללי	1,267,428	35,220	354,344	
25	חינוך קדם יסודי	1,938,788	546,977		
26	חינוך יסודי	7,163,493	77,435	402,701	
27	חינוך על יסודי	6,504,244	232,291	328,944	
28	חינוך התישבותי	1,836,468	159,254	31,606	212
29	חינוך עצמאי ומוכר	1,000,112			
30	הסעות הצטיידות ופיתוח	574,199	2,108	18,265	
31	תרבות תורנית, ופעולות תרבות לחרדים ומוסדות להשכלה	110,281	23		
32	רשות הספורט	15,299			
33	טלויזיה חינוכית	102,605	53,249		68
34	מרכז ההסברה	17,878	4,648		33.5

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 20 משרד החינוך	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
21 יחידות מטה -.-.-.-.-.-.-.-.	1,056,389 -.-.-.-.-.-.-.-.	446 -.-.-	736,584 -.-.-.-.-.-	
21 02 פעולות לשכת הדובר	2,661			
21 03 פעולות החשב	1,523			
21 04 פרסי ישראל	1,612			
21 05 מיכון	79,811	430	88,377	
21 06 ארגוני הורים	455			
21 07 מחקרים וסטטיסטיקה	14,981		35,495	
21 08 קשרי חוץ	4,901			
21 09 רשות העתיקות	42,752			
21 11 אגף החינוך הדתי	11,179	16		
21 12 פעולות ויוזמות במערכת החינוך	6,081			
21 13 רזרבה לפעולות שונות	39,443		612,712	
21 14 הקצבות לחינוך ותרבות לפי החלטת הועדה הציבורית לעניני עזבונות	23			
21 20 רזרבה להתייקרויות	664,018			
21 21 רזרבה לשכר	186,949			

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 20 משרד החינוך	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
22 אמרכלות ועובדי משרד	542,683	642	47,935	1,513.5
01 22 עובדי משרד	353,394	316		1,513.5
03 22 השתלמות והדרכה	14,004			
04 22 אחזקת המשרד	121,238	326		
05 22 פרסומים				
06 22 ביטחון ובטיחות במוסדות חינוך	54,047		47,935	
07 22 ביטוח תלמידים ורכוש				

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 20 משרד החינוך	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
23 מינהל מורים	1,740,957	1,377	136,584	
23 01 תנאי שרות	112,863			
23 02 פעולות מיוחדות למורים	21,791		1,264	
23 03 תמריצים למורים	30,726			
23 04 חינוכאים ברשויות	1,944			
23 05 מוסדות להכשרת מורים	799,327		12,052	
23 06 הלוואות מותנות לתלמידי סמינרים	29,054			
23 07 מרכזים פדגוגיים	18,762	250		
23 08 השתלמות מורים וגננות	122,708	590	123,268	
23 09 קורסים וימי עיון לעו"ה בכירים	10,194	537		
23 10 קרנות ומענקי השתלמות	593,588			

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף		20 משרד החינוך	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
	24	מינהל פדגוגי-כללי	1,267,428	35,220	354,344	
01	24	תכניות לקידום החינוך למיעוטים	56,167			
02	24	שירותי חינוך ורווחה	157,787	5	121,730	
04	24	מענק ירושלים הבירה	11,650			
05	24	הוראת המקצועות תוכניות לימודים ויוזמות	232,831	32,025	177,653	
06	24	פעולות בחינוך הדרוזי	775		1,478	
07	24	פעולות בחינוך הערבי	52	32		
08	24	שירות פסיכולוגי	130,250	913	9,903	
09	24	חינוך יהודי בתפוצות	26,121			
10	24	תמיכות מיוחדות	14,423			
11	24	כח עזר פדגוגי	102,693		6,553	
12	24	מתנס"ים	160,307			
14	24	חינוך לא פורמאלי	162,596		15,953	
16	24	חינוך מבוגרים	140,410	2,245	527	
17	24	תוכניות ויוזמות	50,998			
18	24	חינוך לדמוקרטיה ויהדות	20,368		20,547	

PAGE 59 OF 162 PAGES
EXHIBIT INDEX ON PAGE 3

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 20 משרד החינוך	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
26 חינוך יסודי -.-.-.-.-.-.-.-.-.	7,163,493 -.-.-.-.-.-.-.-.	77,435 -.-.-.-.-.	402,701 -.-.-.-.-.-	
26 02 שירותי חינוך ורווחה	79,898		14,380	
26 05 הוראת המקצועות תוכניות לימודים ויוזמות	65,453		3,987	
26 07 מוסדות חינוך יסודיים לא יהודיים	276			
26 09 שירותי עזר במערכת החינוך	974,000			
26 11 שעות תקן-חינוך יסודי	3,619,971	77,408	292,679	
26 12 חינוך מיוחד	1,943,112			
26 15 ילדים מחוננים	2,841	27	2,107	
26 19 יישום חוק יום לימודים ארוך ולימודי העשרה	389,736		89,548	
26 20 גידול טבעי במערכת החינוך	88,206			

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 20 משרד החינוך		הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
27	חינוך על יסודי	6,504,244	232,291	328,944	
27 01	פעולות לחינוך מדעי וטכנולוגי				
27 02	שירותי חינוך ורווחה	8,077		10,535	
27 03	שעות תקן חט"ב	1,515,027	172,458		
27 04	שירותי עזר בחט"ב	432,125		1,331	
27 05	הוראת המקצועות תוכניות לימודים ויוזמות	133,848		58,007	
27 06	חינוך טכנולוגי ומדעי	74,288	428	10,535	
27 07	חינוך ימי תמיכה והשתתפות				
27 08	תלמידים בפנימיות ומרכזי נוער	36,513		12,642	
27 09	שכר לימוד על יסודי ותמיכה בבתי"ס	3,997,396	38,980	98,410	
27 10	אגף הבחינות	224,569	20,425	93,500	
27 11	מלגות ומענקים לתלמידים	19,841		21,860	
27 12	קידום ועידוד החינוך העל יסודי והעל תיכוני	50,976		22,124	
27 13	קליטת תלמידים עולים בפנימיות				
27 15	תמיכה בנוער מחוץ בחינוך העי"ס	5,220			
27 16	פעולות יוזמות בחינוך מדעי וטכנולוגי	6,364			

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 20 משרד החינוך	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
28 חינוך התישבותי	1,836,468	159,254	31,606	212
28 01 עובדי האגף	34,202			174.5
28 02 שירותים מרכזים	1,215			
28 03 אמרכלות	13,705			
28 04 אחזקת תלמידים בפנימיות	445,397	87,949	31,606	37.5
28 05 שירותי עזר ביסודי ז׳-ט׳	72,206			
28 06 חינוך והוראה-שכר מורים	266,709	44,247		
28 08 תמיכה בבתי ספר פנימייתים ואזוריים	72,126	17,738		
28 09 חינוך ימי תמיכה והשתתפות	46,460	3,161		
28 10 ביה״ס הממשלתי בימח				
28 11 ביה״ס הממשלתי עין כרם				
28 12 ביה״ס הממשלתי אשל				
28 13 ביה״ס הממשלתי כדורי				
28 14 ביה״ס הימי מבואות ים				
28 16 יוזמות ופעולות מיוחדות	519			
28 17 הוראת החקלאות ומקצועות נוספים	36,444	150		
28 18 מרכזי נוער ובתי״ס	7,655			
28 19 שעורי עזר ופעולות טפוח	45,920			
28 20 שכר לימוד על יסודי ותמיכות	793,910	6,009		
28 40 רזרבה להתייקרויות				

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 20 משרד החינוך	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
29 חינוך עצמאי ומוכר	1,000,112			
08 29 חינוך עצמאי	478,355			
09 29 פעולות החינוך העצמאי	186,045			
10 29 חינוך מוכר אחר	155,926			
15 29 מעיין החינוך התורני	179,786			

הצעת תקציב 2002
(באלפי שקלים חדשים)

סעיף 20 משרד החינוך	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
31 תרבות תורנית, ופעולות תרבות לחרדים ומוסדות להשכלה -.-.-.-.-	110,281 -.-.-.-.-.-	23 -.-		
31 01 שרות הסרטים				
31 03 תמיכות במוסדות תרבות אומנות ומחקר, יוצרים ואומנים				
31 06 תמיכה במתנ"סים				
31 07 ספריות ציבוריות וספריות בתי ספר				
31 08 תרבות תורנית ציונית	23,597	23		
31 09 חינוך מבוגרים - הדרכה תכניות ופרסומים				
31 10 אולפנים והנחלת הלשון				
31 11 רשות עתיקות				
31 12 קשרי חוץ				
31 19 פעולות תרבות לחרדים	604			
31 20 מוסדות להשכלה	2,178			
31 21 פעילות עם ארגונים בינלאומים				
31 22 תרבות יהודית	83,902			

PAGE 64 OF 162 PAGES
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הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 60 חינוך	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
60 חינוך ====	588,435 ======		673,651 ======	
02 תכנית פיתוח חינוך	476,398		556,058	
03 הצטידות מבני חינוך	19,293		19,293	
04 רזרבה להתייקרויות	18,058		23,633	
06 חידוש מבנים	74,686		74,667	
07 פיתוח מכללות להכשרת מורים				

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 60 חינוך	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
02 תכנית פיתוח חינוך -.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-	476,398 -.-.-.-.-.-		556,058 -.-.-.-.-.-	
10 02 בניית כיתות לימוד	462,797		542,457	
12 02 בניית אולמות ספורט בבתי הספר				
15 02 תשתיות היקפיות למבני חינוך	13,601		13,601	

הצעת תקציב 2002
(באלפי שקלים חדשים)

סעיף 60 חינוך	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
06 חידוש מבנים -.-.-.-.-.-.-.-.-.-.	74,686 -.-.-.-.-.-		74,667 -.-.-.-.-.-	
01 06 חידוש מבנים במערכת החינוך	74,686		74,667	
07 פיתוח מכללות להכשרת מורים -.-.-.-.				
01 07 פיתוח מכללות להכשרת מורים				

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 21 השכלה גבוהה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
21 השכלה גבוהה ========	5,600,066 ======			
01 תחום פעולה כללי	23,249			
02 השתתפות בתקציב המוסדות להשכלה גבוהה	4,746,553			
03 השתתפות בפעולות	543,469			
04 פעולות עם משרדים ומוסדות אחרים	12,744			
05 רזרבה להתייקרויות	166,088			
06 פיתוח מוסדות להשכלה גבוהה	107,963			

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 21 השכלה גבוהה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
01 תחום פעולה כללי	23,249			
01 01 מינהל הועדה לתכנון ולתקצוב	23,249			
02 השתתפות בתקציב המוסדות להשכלה גבוהה	4,746,553			
01 02 השתתפות בתקציבי המוסדות להשכלה גבוהה	4,746,553			
02 02 השתתפות בתקציבי מוסדות לא-אוניברסטאים להשכלה גבוהה				

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 22 המשרד לענייני דתות		הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
22	משרד לעניני דתות	1,722,225	8,646	58,270	268
01	תחום פעולה כללי	44,127	1,709		39
02	שירותי דת	192,881	201	213	
03	טפוח והווי דתי	10,754	1,163		
04	הלכה מחקר ולימוד תורני	1,173,819	1,070		
05	בתי הדין הרבניים	118,630	1,188		189
06	שפוט דתי	12,390	56		27
07	רזרבה	124,436			
08	מקומות קדושים	27,821	2,348	58,057	
18	תרבות תורנית וחרדית				
20	הרבנות הראשית	17,367	911		13

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 22 המשרד לענייני דתות	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
01 תחום פעולה כללי	44,127	1,709		39
02 01 שכר	13,395			39
03 01 שירותי כח אדם ויעוץ	3,782			
11 01 שירותים מרכזיים	3,074	1,709		
12 01 אמרכלות	20,941			
13 01 מיכון	1,977			
15 01 פעולות פיקוח וביקורת	483			
16 01 פעולות החשב				
18 01 פעולות הדובר	475			
02 שירותי דת	192,881	201	213	
12 02 מועצות דתיות	99,352			
13 02 שירותי דת בישובים מוחזקים	60,163			
15 02 בתי כנסת	1,908			
17 02 בתי עלמין	433		213	
22 02 מחסן תשמישי קדושה		201		
31 02 שירותי דת לקראים	1,313			
32 02 מועצה דתית דרוזית	3,993			
33 02 שירותי דת למוסלמים	23,941			
34 02 שירותי דת לנוצרים	1,631			
35 02 שירותי דת לשומרונים	147			
40 02 קידום שירותי דת				
03 טפוח והווי דתי	10,754	1,163		
11 03 הסברה והדרכה	376			
14 03 טפול בעולים וגרים	742			
15 03 חינוך דתי משלים				

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 22 המשרד לענייני דתות	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
16 03 קשרים עם הגולה	375			
17 03 תמיכה במוסדות דת יהודים נוספים				
18 03 פעולות לקליטה רוחנית				
21 03 תמיכה במרכז לפיתוח מקומות קדושים	9,261	1,163		
04 הלכה מחקר ולימוד תורני	1,173,819	1,070		
04 04 תמיכה בכוללים	472,661			
05 04 תמיכה באולפנות, חט״ב, ישיבות תיכוניות ועל תיכוניות	180,441			
11 04 תמיכות בישיבות גבוהות	179,238			
12 04 תמיכות ומענקים למוסדות תורה	20,223			
13 04 תמיכות בישיבות קטנות	105,916			
14 04 תמיכות ביצירות תורניות				
15 04 תמיכה בישיבות הסדר ומכינות קד״ץ	49,525			
21 04 הבטחת הכנסת מינימום לאברכי כוללים	154,544	1,070		
23 04 תמיכות במכונים תורנים	11,271			
34 04 כספי עזבונות				
05 בתי הדין הרבניים	118,630	1,188		189
01 05 שכר	80,671			189
02 05 שירותי כח אדם	124			
03 05 הנהלת בתי הדין הרבניים	18,013	1,079		
04 05 אמרכלות	19,394	109		
06 05 מיכון	428			
06 שפוט דתי	12,390	56		27

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 22 המשרד לענייני דתות	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
01 06 בתי הדין השרעיים והדרוזיים - שכר	12,390	56		27
07 רזרבה	124,436			
01 07 רזרבה להתיקרויות	42,436			
02 07 רזרבה				
03 07 רזרבה	82,000			
08 מקומות קדושים	27,821	2,348	58,057	
13 08 ועדה בינמשרדית להקמת מבני דת	2,029		27,913	
14 08 מקוואות וערובין	7,725		7,351	
15 08 בתי הדין השרעיים והדרוזים.	307		315	
16 08 בתי דין רבניים	720			
20 08 בתי עלמין	7,966	2,348	9,300	
21 08 מבנה דת ובתי עלמין עדות לא יהודיות	7,599		13,178	
30 08 פיתוח מערכות מיכון למשרד הדתות	658			
32 08 פיתוח מערכות מיכון לבתי הדין הרבניים	554			
34 08 פיתוח מערכות מיכון לרבנות הראשית	263			
18 תרבות תורנית וחרדית				
01 18 ארגון תורני ארצי להפצת תורה				
02 18 ארגון תורני ארצי לנוער וילדים				
03 18 ארגון תורני ארצי לנשים				
04 18 תרבות תורנית				

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 23 משרד העבודה והרווחה		הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
23	משרד העבודה והרווחה	4,299,106	1,047,855	119,419	3,491.5
01	תחום פעולה כללי	309,168	3,199		868.5
03	פעולות במערכת הייצור	67,952	2,389		114.5
04	כח אדם תכנון והכוונה	510,533	44,557		58
05	שירות התעסוקה	164,326	6,645		657
06	שיקום	316,526	74,180		104.5
07	אגף להכשרה מקצועית	770,622	16,700	22,930	373
08	השרות למפגר	643,041	309,273		934.5
09	רזרבה	110,761		80,400	1.5
10	שירותים אישיים וחברתיים	1,157,556	562,342		72
11	שירותי תקון ונוער מנותק	214,595	26,931		308
12	תמיכה בפיתוח	34,026	1,639	16,089	

הצעת תקציב 2002
(באלפי שקלים חדשים)

סעיף		הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
23	משרד העבודה והרווחה				
04	כח אדם תכנון והכוונה	510,533	44,557		58
	-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-	-.-.-.-.-.-	-.-.-.-.-.-		-.-
04 14	היחידה לכח אדם בשעת חירום	6,254			38.5
04 22	האגף לתעסוקת נשים	398,975	44,557		19.5
04 27	פעולות תעסוקה למצבים מיוחדים	89,313			
04 28	השתתפות ברשות לשיקום האסיר	15,991			

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סעיף 23 משרד העבודה והרווחה		הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
07	אגף להכשרה מקצועית	770,622	16,700	22,930	373
07 01	מטה האגף	10,398			82
07 02	שרותים פדגוגיים	6,324			30
07 03	פקוח והנחיה מקצועית	5,692			35
07 04	בחינות מקצועיות	3,730	5,756		8
07 05	רשום חשמלאים	373	548		3
07 06	מטה הכשרת טכנאים והנדסאים	7,074	7,220		27.5
07 07	מטה הכשרת נוער	4,526			11.5
07 08	הסבות ועדכונים לאקדמאים בביצוע גורמים חוץ ממשלתיים	35,685			3
07 09	מרכזי הכשרה ממשלתיים	37,374	961		173
07 10	הכשרת כ"א בתחבורה	7,508	342		
07 11	קורסים למבוגרים	169,719	1,873	22,930	
07 12	ביטוח למבוגרים	7,531			
07 13	הכשרת הנדסאים וטכנאים פר תלמיד	151,164			
07 14	הכשרת מקצועית - נוער	61,299			
07 15	הכשרת נוער פר תלמיד יום לימודים בשבוע	2,833			
07 16	הכשרת נוער פר תלמיד - 3 ימי לימוד בשבוע	54,625			
07 17	הכשרת נוער פר תלמיד - 6 ימי לימוד בשבוע	138,027			
07 18	אימון מקצועי לנוער	3,290			
07 20	הכשרת נוער פר תלמיד - 4 ימי לימוד בשבוע	63,450			

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 23 משרד העבודה והרווחה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
10 שירותים אישיים וחברתיים	1,157,556	562,342		72
-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-	-.-.-.-.-.-.-.-.	-.-.-.-.-.-.-.		-.-
13 10 כ״א ברשויות מקומיות	346,884	116,625		
14 10 אירגון ומינהל ברשויות מקומיות	4,592	1,262		7
25 10 רווחת הפרט והמשפחה - טיפול וסיוע	34,071	13,564		0.5
26 10 רווחת הפרט והמשפחה - טיפול סוציאלי	30,188	7,154		27
27 10 רווחת הפרט והמשפחה - תכנון וניהול	864			6.5
35 10 תוכנית ״קרן רש״י״ לטיפול בילדים בסיכון, במפגרים ובנכים	24,442	8,275		
36 10 סיוע לפנימיות	67,917			
37 10 מרכזים לילד ולמשפחה - תוכנית נסיונית לילדים בסיכון (8 ישובים)				
38 10 השרות לילד ולנוער - טיפול חוץ ביתי	330,937	136,438		
39 10 השרות לילד ולנוער - טיפול קהילתי וביתי	58,632	23,690		
40 10 השרות לילד ולנוער - תכנון וניהול	8,463			9
41 10 השרות לזקן - תכנון וניהול	1,391			7.5
42 10 השרות לזקן - טיפול חוץ ביתי	75,756	195,750		
43 10 השרות לזקן - טיפול בקהילה ובבית	90,179	40,197		
51 10 השרות למען הילד (אימוץ)	14,682			
53 10 השרות למען הילד - מעון אמירים	1,039			5
59 10 השרות למען הילד - תכנון וניהול	998			4.5
62 10 לשכות יעוץ לאזרח				
63 10 ועדות ערר				

הצעת תקציב 2002
(באלפי שקלים חדשים)

סעיף 23 משרד העבודה והרווחה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
72 10 עבודה קהילתית	8,112	3,090		
73 10 תוכנית לטיפול בעולים חדשים	17,765	6,506		
79 10 עבודה קהילתית - תכנון וניהול	512			4
81 10 שיקום שכונות	22,132	9,791		1
94 10 היחידה להתנדבות				
95 10 רזרבה לנושאים חברתיים	18,000			

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 23 משרד העבודה והרווחה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
11 שירותי תקון ונוער מנותק	214,595	26,931		308
21 11 חוקרי נוער	6,289			
23 11 מבחן נוער	10,011			14
24 11 מבחן מבוגרים	31,556			84
25 11 יחידת מטה לסמים	24,607	8,592		5.5
32 11 השרות לשיקום נוער - מפתי"נים ממשלתיים (32 כיתות)	6,924	1,992		45
34 11 מפתי"נים מוניציפליים (109 כיתות)	6,441	3,623		
59 11 השרות לשיקום נוער - תכנון וניהול	771	831		7
64 11 שרות לטפול בצעירים	14,290	1,365		4.5
65 11 שרות לטפול בנערות ונשים במצוקה	34,362	7,155		6
66 11 רשות חסות הנער - טיפול חוץ ביתי	31,511	929		
68 11 רשות חסות הנער - תכנון וניהול	2,159			18
71 11 רשות חסות הנער - מעונות ממשלתיים	45,674	2,444		124

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סעיף 27 הקצבות לביטוח לאומי	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
27 ביטוח לאומי =========	23,496,259 ========			
01 הקצבות המדינה על פי חוק הביטוח הלאומי (סעיף 32)	10,244,711			
02 הקצבות המדינה לקצבאות על פי חוקים אחרים	5,192,372			
03 הקצבות המדינה לביטוח לאומי על פי הסכמים (סעיף 9)	3,009,497			
04 הקצבות המדינה על פי סעיף 339 לחוק הביטוח הלאומי	3,328,202			
05 הוצאות מינהל ורזרבות	877,257			
06 הפעלת החוק לעידוד המגזר היצרני				
07 החזר חובות לביטוח הלאומי בגין שנת 1999	844,220			

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סעיף 27 הקצבות לביטוח לאומי	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
02 הקצבות המדינה לקצבאות על פי חוקים אחרים -.-.-.-.-.-.-.-.-.-.-.-.-.-.-	5,192,372 -.-.-.-.-.-.-.-			
02 01 חוק הבטחת הכנסה	4,317,782			
02 02 חוקים לאוכלוסיות אחרות	874,590			

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף	24 משרד הבריאות	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
24	משרד הבריאות	13,365,675	1,494,878	11,870	8,288.5
01	תחום פעולה כללי	409,977	31,361	11,870	458
04	הכשרה מקצועית	72,996	51,364		202.5
07	שרותי אישפוז כלליים	45,087	24,561		203.5
10	שירותי טיפול-מחלות ממושכות	979,476	483,529		2,234.5
13	שירותי בריאות הנפש	1,055,210	117,187		3,702
16	שרותי בריאות הציבור	448,752	88,484		1,445.5
19	העברות למוסדות רפואיים ציבוריים	917,773			
20	חוק ביטוח בריאות ממלכתי	9,377,346	698,392		
22	חלוקת כספי עזבונות				
23	חוק הנכים				
30	רזרבה להתיקרויות	52,369			
31	רזרבה להסכמי שכר	6,689			42.5

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף	24 משרד הבריאות	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
13	שירותי בריאות הנפש	1,055,210	117,187		3,702
13 01	הנהלה	8,313			41.5
13 02	שיקום ושילוב אנשים עם נכות נפשית בקהילה	213,547			
13 03	פעולות מרכזיות וקניית שירותים	112,665	70,994		
13 04	רזרבה להתייקרויות - קניית שירותים	11,158			
13 05	רזרבה לברה״נ	84,004			
13 06	מזרע - בית חולים לחולי נפש (354+20 מיטות)	57,721	5,720		315.5
13 07	עכו ונהריה - שרות קהילתי לבריאות הנפש	2,787			26
13 08	שיקום ושילוב אנשים עם נכות נפשית בקהילה				
13 14	טירת הכרמל - תחנה לבריאות הנפש	342			5
13 15	חיפה-על יד בי״ח רמב״ם תחנות לבריאות הנפש	992			5
13 16	טירת הכרמל - מרכז לבריאות הנפש (335+50 מיטות)	63,626	5,801		346
13 17	חיפה - שרות קהילתי לטפול בילד ובנוער חיפה	1,087			8.5
13 21	שער מנשה - מרכז לבריאות הנפש (595 מיטות)	90,816	8,483		549.5
13 22	חדרה - שרות קהילתי לבריאות	2,748			20
13 26	לב השרון - בית-חולים לחולי נפש (295+20 מיטות)	46,374	2,902		260.5
13 27	נתניה - שירות קהילתי לבריאות הנפש	2,621			15.5
13 29	תל השומר - תחנה לבריאות הנפש	485			3.5

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 67 בריאות		הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
67	משרד הבריאות	192,388	75,158	28,446	
01	בנית מחלקות אישפוז	31,728	16,633		
02	בנית מבנים לשרותים רפואיים ומשקיים	25,406	32,777	25,225	
03	תשתיות	32,008	11,055		
04	הצטיידות	13,227	3,882	3,221	
05	פרוייקט מיחשוב מרכזי	7,217	10,811		
06	רזרבה	5,552			
19	תמיכה בארגונים רפואים אחרים	77,250			

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 67 בריאות	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
04 הצטיידות	13,227	3,882	3,221	
01 04 הצטיידות	13,227	3,882	3,221	
05 פרוייקט מיחשוב מרכזי	7,217	10,811		
01 05 פרוייקט מיחשוב מרכזי	7,217	10,811		
06 רזרבה	5,552			
01 06 רזרבה להתייקרויות	3,895			
02 06 רזרבה לפיתוח	1,657			
19 תמיכה בארגונים רפואים אחרים	77,250			
05 19 תמיכה בקופ"ח כללית עפ"י הסכם ההבראה	77,250			

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף		הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
26	איכות הסביבה				
26	משרד איכות הסביבה	213,645	14,152	33,000	189.5
01	תחום פעולה כללי	88,082	1,175		177.5
03	פעילות יחידות המשרד	36,125	908	32,300	2
05	טיפול בפסולת מוצקה	52,667	5,806		
06	ים וחופים		6,162		10
07	השקעות מפעלי תעשיה באיכות הסביבה				
08	חומרים מסוכנים	10,485	101		
09	קשרים בינלאומיים	3,165			
10	השתתפות בארגונים הפועלים למען איכות הסביבה	10,407			
97	צער בעלי חיים	3,430			
98	רזרבות	9,284		700	

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף		הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
26	איכות הסביבה				
01	תחום פעולה כללי	88,082	1,175		177.5
01 01	הנהלת המשרד	70,842	1,175		177.5
01 02	מחשוב	5,562			
01 04	דיור המשרד	11,678			

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 29 משרד הבינוי והשיכון	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
29 משרד הבינוי והשיכון	262,192	8,109		663
06 שכר עובדי הנהלת המשרד והמחוזות	114,461			663
08 פעולות ההנהלה ושירותי המטה	147,731	8,109		

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סעיף		הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
29	משרד הבינוי והשיכון				
08	פעולות ההנהלה ושירותי המטה -.-.-	147,731 -.-.-.-.-.-	8,109 -.-.-.-		
01 08	הנהלת המשרד	7,071			
03 08	גזברות	2,898			
06 08	יחידת המדען הראשי	4,531			
07 08	היחידה לעיבוד נתונים	10,220			
09 08	אגף אכלוס	16,127			
11 08	נכסים ודיור	3,509	5,024		
14 08	שיקום שכונות והוצאות ניהול לשיקום שכונות	51,557			
15 08	הפעלת הבנייה				
16 08	אמרכלות	45,024	3,085		
17 08	רשם הקבלנים ורישום שיכונים ציבוריים	1,226			
18 08	מינהלת עתיד ובית				
19 08	רזרבה להתייקרויות	4,483			
20 08	פינוי פיסי של אתרי קרוונים				
21 08	השתתפות האפוטרופוס הכללי				
23 08	לשכת סגן השר	1,085			

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סעיף 42 מענקי בינוי ושיכון	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
42 מענקי בינוי ושיכון	3,960,098	31,268		
09 מענקים,סבסוד ריבית להלוואות לרכישת דירה מבעלות פרטית או לבניה עצמית	1,915,840	26,243		
10 מענקים,סבסוד ריבית להלוואות לרכישת דירה מבעלות ממשלתית		5,025		
12 מענקי השתתפות בשכר דירה	1,535,893			
13 עמלות ניהול לבנקים	391,722			
74 מענקים שונים				
76 תשלומי פיצויים והחזר הוצאות לקבלנים בגין הקפאת יח"ד עליהן נחתם חוזה				
80 רזרבה להתייקרויות	116,643			

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סעיף 42 מענקי בינוי ושיכון	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
09 מענקים,סבסוד ריבית להלוואות לרכישת דירה מבעלות פרטית או לבניה עצמית .-.-.-.-	1,915,840 -.-.-.-.-.-.-.	26,243 -.-.-.-.-.		
01 09 עולים חדשים	277,021			
03 09 ותיקים חסרי דירה	500,606			
04 09 תכנית "עשר +"	12,110			
07 09 בעלי דירה	70,654			
09 09 קיבוצים ומושבים שיתופיים	28,295			
10 09 מענקים וסבסוד לבניה				
11 09 מענקים לבנייה בטחונית	19,541			
12 09 מבצע לעולי אתיופייה	403,911			
13 09 מבצעים מיוחדים	67,347			
17 09 סבסוד ריבית להלוואות הניתנות מכספי הבנקים	3,180			
18 09 סיוע באזורי עדיפות לאומית	533,175			
19 09 מבצע ממשלתי למכירת דירות ציבוריות לבעליהן		26,243		
10 מענקים,סבסוד ריבית להלוואות לרכישת דירה מבעלות ממשלתית .-.-.-.-.-.-.-.-.-.-		5,025 -.-.-.-.		
02 10 מענקים,סבסוד ריבית להלוואות לרכישת דירה מבעלות ממשלתית		5,025		

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף		הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
43	המרכז למיפוי ישראל				
43	המרכז למיפוי ישראל	71,496	27,257	7,799	254
01	תחום פעולה כללי	71,496	27,257	7,799	254

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סעיף 43 המרכז למיפוי ישראל		הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
01	תחום פעולה כללי	71,496	27,257	7,799	254
01 01	שכר	43,805			254
01 02	אמרכלות	13,562			
01 03	מיכון ומחשוב	3,290			
01 04	פעולות יעודיות	1,433			
01 05	עבודות עבור גורמי חוץ		27,257		
01 06	רזרבה להתייקרויות	1,144			
01 07	רישום זכויות במקרקעין	2,036			
01 08	האצת רישום זכויות במקרקעין	2,112		3,782	
01 09	הסדר קרקעות	1,782		1,106	
01 10	רשת בקרה	990		1,106	
01 11	עבודות מיפוי טופוגרפי	542		905	
01 12	מחקרים וסקרים	800		900	

הצעת תקציב 2002
(באלפי שקלים חדשים)

סעיף 70 שיכון		הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
70	שיכון	5,312,730	879,064	6,404,362	
09	הלוואות לרכישת דירה מבעלות פרטית או לבניה עצמית	3,779,265		3,779,265	
10	הלוואות לרכישת דירה מבעלות ממשלתית		5,025	5,025	
11	רזרבה להתייקרויות	116,885		116,885	
67	פעולות פיתוח	423,495	321,956	992,607	
69	פעולות שוטפות	474,254	290,819	1,274,385	
70	פרויקטים מיוחדים		221,573	236,195	
72	מימון תוכנית המשכית כנגד התחיבויות משנים קודמות	518,831	39,691		

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סעיף 70 שיכון		הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
69	פעולות שוטפות	474,254	290,819	1,274,385	
69 01	רכישת דירות נ"ר לעולים נזקקים	40,603		54,054	
69 02	רכישת דירות נ"ר למשפחות זכאיות לדיור סוציאלי	25,629		33,882	
69 03	שיקום שכונות והשלמת פיתוח בשכונות ותיקות	30,304		137,713	
69 04	פיתוח ותשתיות בישובי מעוטים	88,285		225,169	
69 05	השתתפות במימון הקמת מוסדות ציבור ומבני דת	22,303		61,202	
69 06	פינויים ופדיון זכויות	517	19,979	20,049	
69 08	חידוש, אחזקה, והרחבת דירות בניהול חברות משכנות ומאכלסות	13,837	19,053	75,421	
69 09	בנייה כפרית	78,531	21,656	207,848	
69 10	פיתוח מערכות מידע ממוחשבות	10,851		34,253	
69 11	פעולות שונות	7,258	14,492	28,487	
69 12	רזרבה להתייקרות			16,348	
69 14	אבטחה	20,651		22,686	
69 15	גמר התחשבונות בגין בנייה ישירה ומגורונים	13,460		13,460	
69 20	בנייה בטחונית בישובי קו העימות	3,656			
69 21	חיזוק שכונות	1,936		3,977	
69 23	סבסוד תשתיות באזורי עדיפות לאומית	88,766			
69 24	רכישת דירות הסוכנות				
69 25	רזרבה לפעולות פיתוח	27,667		124,197	
69 26	מבצע מכירת דירות הדיור הציבורי לדייריהן		215,639	215,639	

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סעיף 70 שיכון		הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
72	מימון תוכנית המשכית כנגד התחייבויות משנים קודמות	518,831	39,691		
	-.-.-.-.	-.-.-.-.-.	-.-.-.-.-.		
72 05	מימוש התחייבות רכישה של דירות מפרוגרמת משב"ש מהשנים 1989-1992	14,600			
72 10	פעולות פיתוח שההתחייבות עבורן נעשתה בשנים עד וכולל 1996				
72 11	פעולות שוטפות שההתחייבות עבורן נעשתה בשנים עד וכולל 1996				
72 12	פעולות פיתוח שההתחייבות עבורן נעשתה בשנים עד וכולל 1995				
72 13	פעולות שוטפות שההתחייבות עבורן נעשתה בשנים עד וכולל 1995				
72 14	רזרבה להתייקרויות המשכי				
72 15	פעולות פיתוח שההתחייבות עבורן נעשתה עד וכולל 1997				
72 16	פעולות שוטפות שההתחייבות עבורן נעשתה עד וכולל 1997				
72 17	פעולות פיתוח שההתחייבות עבורן נעשתה בשנת 1998	27,848			
72 18	פעולות שוטפות שההתחייבות עבורן נעשתה בשנת 1998	45,103	2,030		
72 19	פעולות שההתחייבות עבורן נעשתה בשנת 1999	90,812	2,030		
72 20	פעולות שההתחייבויות עבורן נעשו בשנת 2000	147,718			
72 21	פעולות שההתחייבויות עבורן נעשו בשנת 2001	192,750	35,631		

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סעיף	30 המשרד לקליטת העלייה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
30	המשרד לקליטת העליה	1,762,353	61,174	762,409	355.5
01	תחום פעולה כללי	115,403	441		350
02	שירותי קליטה	401,006	19,791	5,450	
03	טיפול בסטודנטים	75,808	40,200	91,757	
04	קליטה חברתית	35,357	742		
05	תוכנית קליטה ישירה	946,476		507,023	
06	קליטת מדענים	133,069		158,179	5.5
07	רזרבה	55,234			
08	טיפול שכונתי עולי אתיופיה				

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סעיף 30 המשרד לקליטת העלייה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
02 שירותי קליטה	401,006	19,791	5,450	
12 02 קבלת עולים והסעתם למגורים ראשוניים ולמלונות בסופי שבוע וחגים	5,928			
14 02 סיוע לאוכלוסיות יהודיות	29,624	16,857		
15 02 פעולות עם נוער עולה	1,441			
17 02 שרותים לעולים קשישים	18,880			
19 02 סיוע בקידום העסקה בסקטור הציבורי	36,984		5,450	
20 02 סיוע בתעסוקת עולים	85,508	2,934		
21 02 סיוע לאמנים וספורטאים עולים	5,738			
23 02 סיוע בתעסוקת עולים עצמאיים - יזמות עסקית	21,249			
25 02 קליטת חבאים מאתיופיה באתרים זמניים ובדיור קבע	84,821			
26 02 דמי קיום בקורסים, במרכזי הכוונה,באולפנים, הבטחה והשלמת הכנסה	110,833			

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 30 המשרד לקליטת העלייה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
03 טיפול בסטודנטים	75,808	40,200	91,757	
22 03 פעולות מינהל הסטודנטים	75,808	40,200	91,757	
04 קליטה חברתית	35,357	742		
11 04 פעולות קליטה בקהילה ושילוב תרבויות	35,357	742		

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 32 תמיכה במחירי מצרכי יסוד	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
32 תמיכות במחירי מצרכי - יסוד ובייצור חקלאי	2,742,202	1,400	358,403	
02 תמיכות בייצור חקלאי	239,599	1,400	117,080	
04 תמיכות אחרות	342,253		241,323	
06 תמיכות במחירי המים	746,450			
08 תמיכות בתחבורה	1,413,900			

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף			הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
32		תמיכה במחירי מצרכי יסוד				
	02	תמיכות בייצור חקלאי	239,599	1,400	117,080	
01	02	חוק הגליל	68,909			
02	02	תמיכות מוצרים ציבוריים				
03	02	פירות				
04	02	תמיכות שוק מקומי				
05	02	תמיכות - ייצוא	7,310			
07	02	חיטה מקומית	23,680		23,680	
08	02	ביטוח נזקי טבע	83,400		83,400	
09	02	תמיכות שונות בחקלאות	14,550	1,400		
11	02	קידום מכירות				
19	02	תמיכה בהדברת זבוב				
20	02	רשתות בטחון שוק מקומי				
21	02	רפורמה בענף הפטם				
22	02	שלוחת ההטלה	4,350			
24	02	מקדמות לאסון טבע				
25	02	רזרבה	37,400		10,000	

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סעיף 32 תמיכה במחירי מצרכי יסוד	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
04 תמיכות אחרות -.-.-.-.-.-.-.-.-.-.-.-.-	342,253 -.-.-.-.-.-.-		241,323 -.-.-.-.-.-.-	
04 01 הפרשי מחירי הובלת גרעינים	88,800		88,800	
04 04 מלייח	39,555		25,427	
04 06 רזרבה להתייקרויות	15,425			
04 07 עתודה	198,473		127,096	

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 32 תמיכה במחירי מצרכי יסוד	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
תמיכות במחירי מים				
06 תמיכות במחירי המים	746,450			
09 06 תמיכה בחקלאים בגין קיצוץ מכסות המים לשנת 2001	100,500			
10 06 תמיכה בחקלאים בגין קיצוץ במכסות המים בשנת 2000	10,167			
11 06 תמיכות בספקי מים	604,500			
12 06 תמיכות בתוספת מים	6,083			
13 06 מענקים לתעשיה ולחקלאות ברשויות המקומיות				
20 06 רזרבה להתייקרויות	25,200			

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סעיף		הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
32	תמיכה במחירי מצרכי יסוד				
08	תמיכות בתחבורה -.-.-.-.-.-.-.-.-.-.-.-	1,413,900 -.-.-.-.-.-.-.-.			
02 08	מימון הנחות לתושבים בטיסות פנים ארציות	4,500			
04 08	תמיכה ישירה בתעריפים	895,665			
05 08	מימון רכישת אוטובוסים לתחבורה הציבורית	275,000			
06 08	החזר חובות מפעילי תח״צ	50,000			
08 08	סובסידיה לרכבת	72,500			
09 08	העברות לרשויות תחבורתיות	53,500			
10 08	רזרבה לתמיכות	42,735			
11 08	תמיכות בספנות	20,000			

הצעת תקציב 2002
(באלפי שקלים חדשים)

סעיף 33 משרד החקלאות		הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
33	משרד החקלאות	966,686	187,179	215,807	1,339.5
12	פיצוי לאסונות טבע				
21	תחום פעולה כללי	84,650	8,188		119
22	פעולות לחקלאים	108,536	66,350	4,500	386.5
23	שירות להדרכה ומקצוע	51,550	16,900		247
24	מינהל המחקר החקלאי	163,765	86,679	7,860	587
25	השתתפויות	2,750			
26	הסדרים למגזר החקלאי	281,710	5,000		
27	מענקי השקעות	88,821		102,747	
28	חטיבה להתיישבות	135,897	4,062		
29	עתודה			100,700	
31	מדען ראשי - מחקרים	45,740			
35	עתודה להתייקרויות	3,267			

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 33 משרד החקלאות	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
27 מענקי השקעות	88,821		102,747	
27 03 מענקי השקעות לפי חוק	42,800		51,700	
27 04 מענקים משלימים עד 20% מההשקעה	35,451		38,347	
27 05 מענקים לציוד דיג	380		400	
27 06 בדיקת תכניות	1,520			
27 07 מענקים מיוחדים	2,070		2,200	
27 08 עתודה לפעולות	100		100	
27 09 מענקים לרפורמה ברפת	5,000		10,000	
27 10 תמורות מייקור המים - חיסכון וייעול השימוש במים	1,500			

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 33 משרד החקלאות	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
28 חטיבה להתיישבות	135,897	4,062		
03 28 גולן	16,211			
05 28 תבל מרכז	21,869	120		
07 28 יו״ש				
08 28 ירושלים	10,942			
16 28 דרום הר חברון וגוש קטיף	12,431			
18 28 מטה חטיבה להתיישבות	71,968	3,942		
21 28 עתודה להתיישבות חדשה	2,476			

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סעיף 33 משרד החקלאות	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
29 עתודה -.-.-.-			100,700 -.-.-.-.-.-	
01 29 עתודה			100,700	

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סעיף 72 חקלאות	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
72 חקלאות	10,670	9,694	17,542	
04 השקעות בתשתית				
07 השקעות משרד החקלאות	10,332	9,694	17,542	
18 עתודה להתייקרויות	338			

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סעיף 72 חקלאות	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
07 השקעות משרד החקלאות	10,332	9,694	17,542	
-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.	-.-.-.-.-.	-.-.-.-.	-.-.-.-.-.-.	
07 01 השקעות ביחידות המשרד	7,905	7,894	13,315	
07 02 חשקעות במינהל המחקר	2,427	1,800	4,227	
18 עתודה להתייקרויות	338			
-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-	-.-.-			
18 02 עתודה להתייקרות בפיתוח	338			

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סעיף	34 משרד התשתיות הלאומיות	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
34	משרד התשתיות הלאומיות	209,372	7,796		288.5
01	תחום פעולה כללי	33,074			105
02	מטה משרד התשתיות הלאומיות	11,388			
04	מחשוב המשרד	1,617			
05	הערכות לגז טבעי	7,939			
06	המכון הגיאולוגי	23,141	4,877		77
10	רשויות פיתוח אזוריות	3,302			
11	מחקר ופיתוח באנרגיה	11,451	1,199		
12	יעול השימוש באנרגיה	698			
13	פעולות מידע	7,371			
14	פעולות פיקוח במשק הדלק	1,677			
16	פיתוח מערכת החשמל	1,156			
17	מחקר ופיתוח תשתית	41,347			
18	רזרבה להתייקרויות	3,476			
20	נציבות המים	37,756	579		106.5
21	פעולות משק המים	15,598	1,141		
22	היחידה לקידום מפעלי חשבה וטיוב בארות	1,645			
23	המינהל לתשתיות ביוב	5,568			
24	רזרבה למשק המים	1,168			

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סעיף 34 משרד התשתיות הלאומיות	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
05 הערכות לגז טבעי	7,939			
01 05 מינהלת גז טבעי	7,939			
06 המכון הגיאולוגי	23,141	4,877		77
02 06 יחידת המכרות	484			
03 06 שירותים מרכזיים	19,014	2,394		77
04 06 אמרכלות	3,643	822		
06 06 מו״פ האחוד האירופי		1,661		
10 רשויות פיתוח אזוריות	3,302			
01 10 רשויות פיתוח אזוריות	3,302			
02 10 מועצת האזורים החופשיים				
11 מחקר ופיתוח באנרגיה	11,451	1,199		
01 11 פיתוח אנרגיות חלופיות	11,451	1,199		

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף	34 משרד התשתיות הלאומיות	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
20	נציבות המים	37,756	579		106.5
20 01	שירותים מרכזיים	19,454	212		106.5
20 02	אמרכלות	12,879	367		
20 03	השתתפויות במשרדי הממשלה	5,423			
21	פעולות משק המים	15,598	1,141		
21 01	פיקוח ומניעת זהום	7,354	817		
21 03	חסכון במים	1,610	324		
21 05	מחקרים וסקרים	380			
21 06	פעולות לתוספת מים	4,028			
21 07	ייעוץ והכנת מכרזים למשק המים	750			
21 08	פיקוח עליון				
21 09	פיקוח במסגרת הסכמי השלום	1,476			
22	היחידה לקידום מפעלי השבה וטיוב בארות	1,645			
22 01	היחידה לקידום מפעלי השבה וטיוב בארות	1,645			
23	המינהל לתשתיות ביוב	5,568			
23 01	מינהל לתשתיות ביוב	5,568			
24	רזרבה למשק המים	1,168			
24 01	רזרבה להתייקרויות - משק המים	1,168			

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 31 הוצאות משק הדלק	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
31 הוצאות משק הדלק	105,379			
02 משק לשעת חירום	2,310			
03 הוצאות משק הדלק	99,756			
04 רזרבה	3,313			

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 31 הוצאות משק הדלק	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
02 משק לשעת חירום	2,310			
01 02 משק לשעת חירום	2,310			
03 הוצאות משק הדלק	99,756			
01 03 החזקת מלאי חירום	99,756			
04 רזרבה	3,313			
01 04 רזרבה להתייקרויות	3,313			

הצעת תקציב 2002
(באלפי שקלים חדשים)

סעיף 73 מפעלי מים	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
73 מפעלי מים	1,001,312		1,159,523	
04 אשראי לספקי מים	2,005			
11 אספקת מים לנגב פרוייקט משרד הביטחון				
12 נציבות המים פעולות ורכישות	38,519		56,157	
13 פיתוח מים משרד השיכון				
14 רזרבה ופעולות מיוחדות	1,962			
18 תכנון לביצוע מפעלי מים	7,727		15,792	
19 פיתוח מקורות מים	71,391		73,439	
20 פעולות ניקוז	29,848		35,770	
22 מפעלי ביוב	817,999		978,365	
23 רזרבה לתתייקרויות	31,861			

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 73 מפעלי מים	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
12 נציבות המים פעולות ורכישות	38,519		56,157	
12 02 מחשוב	5,258		4,909	
12 03 שירות הידרולוגי	30,200		33,909	
12 04 מחקרי הפקה	3,061		17,339	
13 פיתוח מים משרד השיכון				
13 09 אספקת מים לישובים שונים				
14 רזרבה ופעולות מיוחדות	1,962			
14 01 רזרבה ופעולות מיוחדות				
14 02 רזרבה להתייקרויות				
14 03 מפעלי מים "הסכמי שלום"	1,962			
18 תכנון לביצוע מפעלי מים	7,727		15,792	
18 01 תכנון כולל ותכנון מפורט -חקדמות תכנון	7,727		15,792	

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 36 משרד התעשייה והמסחר		הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
36	משרד התעשייה והמסחר	158,527	21,368		445.5
01	מינהל ושירותים כלליים	102,839	2,761		417.5
02	עידוד התעשייה - שרותים כלליים	9,904	15,582		16
03	שירותים מרכזיים - מרכז ההשקעות	9,468			
04	עידוד סחר פנים ושירותים לצרכן	1,690	3,025		
05	עידוד למחקר תעשייתי	1,541			
06	עידוד סחר חוץ	30,250			12
07	היחידה לאזורי פיתוח	1,398			
08	רזרבה	1,437			

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 36 משרד התעשייה והמסחר	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
01 מינהל ושירותים כלליים	102,839	2,761		417.5
01 01 שירותים מרכזיים	66,693	2,457		417.5
01 02 מערך הסברה ויחסי ציבור	1,125			
01 04 אמרכלות	32,737	176		
01 05 יחידת התכנון הכלכלי	200			
01 09 מיכון	2,084	128		

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף	38 תמיכות בענפי משק	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
38	תמיכות בענפי המשק	2,213,718	738,782	3,219,143	
01	פתוח שוקים ליצוא תעשייתי				
02	מחקר ופיתוח תעשייתי	1,051,888	680,767	1,780,387	
03	הטבות לעידוד השקעות הון	824,917	22,083	998,675	
04	פעולות שונות לפיתוח שווקים ליצוא	17,901	31,674	47,254	
05	ביטוח סיכוני סחר חוץ	69,287			
07	תמיכות בגופים המקדמים יצוא	31,127			
09	תקינה	13,378			
11	עידוד הסרט				
12	עידוד עסקים קטנים	63,214	4,258	13,397	
13	תמיכה בתעשייה	132,033		139,430	
14	תקציב להערכות התעשייה				
15	מימוש ערבויות שלא במסגרת תיקון 39 לחוק לעידוד השקעת הון	6,461			
16	צרכנות	2,532			
18	אפוטרופוס כללי				
19	מכרזי העסקה			240,000	
20	רזרבות	980			

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 38 תמיכות בענפי משק	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
03 הטבות לעידוד השקעות הון	964,917	22,083	998,675	
01 03 מענקים לפי חוק	704,327		624,321	
02 03 הטבות מס - מסלול חלופי			270,254	
03 03 ערבות מדינה (תיקון 39)	120,777	22,083		
04 03 מענק הון	92,826		45,155	
05 03 מענקים להשקעות ביו"ש ועזה	21,571		50,730	
07 03 הטבות להשקעות ביו"ש ועזה			8,215	
10 03 רזרבה להתייקרויות	25,416			

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סעיף 38 תמיכות בענפי משק	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
04 פעולות שונות לפיתוח שווקים ליצוא -.-.-.-.-.-.-.-.-.-	17,901 -.-.-.-.-.	31,674 -.-.-.-.-.	47,254 -.-.-.-.-.	
04 01 פתוח שווקים ליצוא ידע	73			
04 04 תמיכות בשיווק לחו"ל	17,828	31,674	47,254	
04 08 רשות לשיתוף פעולה תעשייתי				
05 ביטוח סיכוני סחר חוץ -.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.	69,287 -.-.-.-.-.			
05 01 ביטוח סיכוני סחר חוץ	69,287			

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סעיף 76 פיתוח התעשייה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
76 תעשיה ====	298,197 ======	171,317 ======	425,356 ======	
01 פיתוח התעשייה	98,197	171,317	225,356	
02 מפעלים במצוקה	200,000		200,000	

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 76 פיתוח התעשייה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
01 פיתוח התעשייה	98,197	171,317	225,356	
01 01 רכישת ציוד	150		150	
01 05 השקעות במחשוב	17,818		33,500	
01 09 פיתוח אזורי תעשייה חדשים באיזורי פיתוח	79,080	171,317	190,261	
01 10 פיתוח אזורי תעשייה				
01 18 העברת יחידות המשרד	1,149		1,445	
01 21 רזרבה להתייקרויות				

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סעיף 37 משרד התיירות	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
37 משרד התיירות	483,256	8,293	330,611	167
01 מינהל ושירותים כלליים	64,707			167
02 שירותי תיירות בישראל	5,586	473	1,403	
03 המינהל לשיווק התיירות לישראל	99,337	7,788	96,956	
04 פעולות תכנון וכלכלה	6,036	32		
05 מנהלת 2000				
06 רזרבה	5,531			
07 תמיכה בפיתוח התיירות	293,040		232,252	
08 רזרבה לתמיכות	9,019			

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סעיף 37 משרד התיירות	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
03 המינהל לשיווק התיירות לישראל	99,337	7,788	96,956	
-.-.-.-.-	-.-.-.-.-.	-.-.-.-.	-.-.-.-.-.	
03 03 מחלקת פרסומים	5,500	465	5,252	
05 03 הוצאות כלליות	1,737			
06 03 לשכות צפון אמריקה	6,707			
07 03 לשכות אירופה	13,910			
08 03 יבשות אחרות	1,503			
14 03 פעולות שיווק תיירות זרה המתבצעות בישראל	8,057	142		
15 03 עידוד תיירות פנים	3,671	53		
16 03 פעולות שיווק תיירות זרה המתבצעות בחו"ל	57,853	7,128	91,704	
20 03 פיתוח מגזרי שוק שונים	399			

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סעיף 78 תיירות	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
78 פיתוח תיירות	129,423	1,282	151,962	
01 פיתוח תשתית	125,758	1,282	148,297	
04 רכישת מחשב וציוד	3,665		3,665	

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סעיף 78 תיירות	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
01 פיתוח תשתית	125,758	1,282	148,297	
01 01 פיתוח תשתית אזורית	109,780	1,282	136,273	
01 02 תשתית מוסדות הכשרת כ״א	284		284	
01 03 פיתוח הנגב				
01 07 פיתוח תשתית ציבורית מעורבת	6,482		6,482	
01 08 שיפוץ לשכות תיירות	349		349	
01 10 הגנות ים המלח	4,909		4,909	
01 11 עתודה לייעד	3,954			
01 12 תכנון ובדיקות יתכנות				
01 13 הפרטת חברות תיירות				
04 רכישת מחשב וציוד	3,665		3,665	
04 01 רכישת מחשוב וציוד	3,665		3,665	

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סעיף 40 משרד התחבורה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
40 תחבורה	361,134	80,200		972.5
01 תחום פעולה כללי	110,270	41,400		161.5
02 מיגון כלי רכב				
04 מדען ראשי				
10 מנהל יבשה	15,836			70
11 אגף הרישוי				
12 רכב ושירותי תחזוקה				
13 מינהל תנועה	46,580	1,950		172
15 תחבורה ימית	1,300	21,400		30
20 תחבורה אוירית	3,950	11,650		34
25 שירות מטאורולוגי	13,730	2,580		85
30 תחום פעולה כללי מע"צ	143,164	1,220		420
40 יחידות ביצוע ושירותים	11,050			
45 רזרבה	15,254			

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סעיף 40 משרד התחבורה		הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
01	תחום פעולה כללי	110,270	41,400		161.5
01 01	לשכה ראשית ואמרכלות	67,023	400		80.5
01 05	מבקר המשרד	1,305			5
01 06	ייעוץ משפטי	2,880			15
01 13	רשות לבטיחות	2,730	29,000		10
01 31	תכנון וכלכלה	8,392			14
01 32	פיקוח פיננסי בתחייצ				
01 33	אגף מערכות מידע	27,940	12,000		37
01 34	שירותי ייעוץ				
02	מיגון כלי רכב				
02 01	מיגון כלי רכב				

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 40 משרד התחבורה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
30 תחום פעולה כללי מע"צ	143,164	1,220		420
01 30 הוצאות תפעול	1,405	150		
02 30 מיכון ומחשוב	1,460			
03 30 אמרכלות כבישים	30,537	1,070		
05 30 הוצאות שכר	109,762			420

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 28 אחזקת כבישים בינעירונים	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
28 אחזקת כבישים בינעירונים ========	474,772 ======		523,980 ======	
01 תחום פעולה כללי מעי"צ				
02 כבישים - תכנון מחקר ופיקות				
03 יחידות ביצוע ושירותים				
04 אחזקת כבישים	460,240		523,980	
05 רזרבה	14,532			

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סעיף 28 אחזקת כבישים בינעירוניים	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
04 אחזקת כבישים	460,240		523,980	
04 01 אחזקת מבנה דרך	145,839		159,000	
04 04 סקרים ופיצויים	6,500		7,000	
04 05 פרוייקטים בטיחותיים	83,486		101,322	
04 08 שיקום וריבוד כבישים	224,415		256,658	

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סעיף 79 תתבורה		הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
79	פיתוח התתבורה	4,041,546		4,924,946	
	=========	======		======	
01	תתבורה ציבורית והסעת המונים	1,462,910		1,786,536	
10	כבישים עירוניים	880,384		1,165,099	
15	כבישים בינעירוניים	1,417,986		1,816,498	
16	כביש חוצה ישראל	125,153		129,153	
20	תכנון לביצוע וקידום זמינות				
25	פיתוח אחר	33,160		27,660	
26	רזרבה להתייקרויות	121,953			

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סעיף 79 תחבורה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
10 כבישים עירוניים -.-.-.-.-.-.-.-.-.-.-.-.-.-	880,384 -.-.-.-.-.-.-		1,165,099 -.-.-.-.-.-.-.-.-	
10 15 תשתית בטיחות	150,337		132,634	
10 21 תשתית לתחבורה ציבורית				
10 22 תשתית הסעת המונים				
10 23 כבישים עירוניים	549,253		652,897	
10 24 חיפה				
10 25 ערים מחוץ למטרופולין				
10 26 כבישים עירוניים	48,203		225,842	
10 27 מטרופולין תל-אביב				
10 28 מגזר ערבי ודרוזי	79,734		94,846	
10 30 טיפול נקודתי				
10 35 תכנון וקידום זמינות - כבישים עירוניים	52,857		58,880	
10 51 השקעות בשירותי נהיגה ורכב				

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הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 54 רשויות פיקוח	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
54 רשויות פיקוח =========	69,002 =====	101 ==		5 =
01 רשות הגבלים עסקיים	21,711	101		5
02 רשות לשירותים ציבוריים - חשמל	8,378			
03 רשות הטבע והגנים	30,694			
04 רשות לשירותים ציבוריים - מים וביוב	8,219			

הצעת תקציב 2002

(באלפי שקלים חדשים)

סעיף 54 רשויות פיקוח	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
03 רשות הטבע והגנים	30,694 -.-.-.-.-.			
01 03 תקציב רגיל	19,365			
02 03 תקציב פיתוח	10,350			
03 03 רזרבה להתייקרויות	979			

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EXHIBIT C2



רשומות

הצעות חוק

ב׳ בסיון התשס"ב | 3111 | 13 במאי 2002

עמוד

מתפרסמת בזה הצעת חוק מטעם הממשלה:

הצעת חוק תכנית החירום הכלכלית (תיקוני חקיקה להשגת יעדי התקציב והמדיניות הכלכלית לשנת הכספים 2002 ו־2003), התשס"ב–2002

פרק א': מטרת החוק

מטרת החוק

1. חוק זה בא לתקן חוקים שונים, לדחות את תחילתם של חוקים ולקבוע הוראות נוספות, במטרה לאפשר השגת יעדי התקציב וצמצום הגירעון הממשלתי והחוב הלאומי, לשנות הכספים 2002 ו־2003.

פרק ב': תיקון חוק ההסדרים לשנת הכספים 2002

תיקון חוק ההסדרים במשק המדינה (תיקוני חקיקה להשגת יעדי התקציב והמדיניות הכלכלית לשנת הכספים 2002)

2. בחוק ההסדרים במשק המדינה (תיקוני חקיקה להשגת יעדי התקציב והמדיניות הכלכלית לשנת הכספים 2002), התשס"ב–2002[1] –

(1) בסעיף 25, במקום "8%" יבוא "5%";

(2) בכותרת לפרק י"א, במקום "לשנת 2002" יבוא "לשנים 2002 ו־2003".

דברי הסבר

מבוא

האירועים הביטחוניים המתמשכים, ההאטה בכלכלה העולמית והמשבר בתעשיית הטכנולוגיה העילית הביאו את המשק הישראלי בשנים 2001 ו־2002 למיתון העמוק ביותר בחמישים השנים האחרונות. המיתון העמוק ניכר גם בהיקף הכנסות המדינה ממסים, שקטן באופן ריאלי השנה בהשוואה לשנה שעברה. הירידה בהכנסות הביאה לעליה חדה בגירעון הממשלתי, דבר המחייב את הממשלה להגדיל את היקף גיוס ההון בשוק המקומי. הגידול בחוב הממשלתי הנובע מהגידול בגירעון גורם לעליה בריבית ארוכת הטווח, וכתוצאה מכך – לירידה בכדאיות ההשקעה במשק הנחוצה להחזרתו לפסים של צמיחה.

המדיניות הכלכלית של הממשלה חייבת להבטיח כי הגידול בהיקף הגירעון והחוב הלאומי, בתקופה זו של האטה בכלכלית חריפה, יהיה קטן ככל האפשר. על הממשלה, בראש ובראשונה, לצמצם בהוצאותיה ולהקטין את היקף הגירעון בשנים 2002 ו־2003. הימנעותה של הממשלה מעשיית הצעדים הנדרשים עלולה להביא ירידה חדה בהיקף ההשקעות הזרות בישראל, שתלווה בפיחות מהיר, בהאצת האינפלציה ובאבדן תוצר גדול. הצעת החוק נועדה להביא להפחתה בהוצאות הממשלה, להגדלת הכנסותיה ולהקטנת הגירעון בתקציב המדינה בשנים 2002 ו־2003.

סעיף 2(1) וסעיף 29

כאחד הצעדים להגדלת הכנסות המדינה לשנות הכספים 2002 ו־2003, מוצע כי רשות הנמלים והרכבות (להלן – הרשות) תעביר למדינה תמלוגים חד־פעמיים, נוסף על התמלוגים שהיא מחויבת להעביר מדי שנה, לפי סעיף קטן 53א(ב) לחוק רשות הנמלים והרכבות ולתמלוגים הנוספים שהועברו לפי חוק ההסדרים במשק המדינה (תיקוני חקיקה להשגת יעדי התקציב והמדיניות הכלכלית לשנת הכספים 2002), התשס"ב–2002. תמלוגים חד־פעמיים אלה יהיו בסכום של 300 מיליון שקלים חדשים, בכל אחת מן השנים 2002 ו־2003.

כנגד הסכומים שיועברו כאמור, מוצע להפחית את התמלוגים שעל הרשות לשלם למדינה לשיעור של 5% מהכנסות הרשות, וזאת החל בשנת 2003.

סעיף 2(2) עד (5)

מוצע לקבוע כי הוראות סימן ב' בפרק י"א בחוק ההסדרים במשק המדינה (תיקוני חקיקה להשגת יעדי התקציב והמדיניות הכלכלית לשנת הכספים 2002), התשס"ב–2002 (להלן – חוק ההסדרים 2002), שעניינן אי־עדכון השכר הממוצע במשק, כהגדרתו בחוק הביטוח הלאומי [נוסח משולב], התשנ"ה–1995 (להלן – חוק הביטוח הלאומי), ואי עדכון נקודות הקצבה המשמשות בסיס לחישוב קצבאות הילדים, יחולו גם במהלך שנת הכספים 2003.

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[1] ס"ח התשס"ב, עמ' 146.

(3) בסעיף 36ב, במקום ההגדרה "התקופה הקובעת" יבוא:

""התקופה הקובעת הראשונה" – התקופה שמיום י"ז באדר התשס"ב (1 במרס 2002) עד יום כ' בסיון התשס"ב (31 במאי 2002);

"התקופה הקובעת השניה" – התקופה שמיום כ"א בסיון התשס"ב (1 ביוני 2002) עד יום כ"ו בטבת התשס"ג (31 בדצמבר 2002);

"התקופה הקובעת השלישית" – התקופה שמיום כ"ז בטבת התשס"ג (1 בינואר 2003) עד יום ו' בטבת התשס"ד (31 בדצמבר 2003)";

(4) בסעיף 37ב, האמור בו יסומן "(א)", ברישה, אחרי "בתקופה הקובעת" יבוא "הראשונה ובתקופה הקובעת השניה כאחד", ובסופו יבוא:

"(ב) בתקופה הקובעת השלישית יחולו הוראות סעיף קטן (א), למעט האמור בפסקה (1) שבו, ואולם לענין הגמלאות המפורטות להלן, השכר הממוצע יהיה השכר הממוצע ביום י"ז בטבת התשס"ב (1 בינואר 2002):

(1) גמלאות המשתלמות לפי פרק ט' לחוק הביטוח הלאומי;

(2) גמלאות שלפי הוראות חוק הביטוח הלאומי יש לחשבן או לערכנן לפי השכר הממוצע ב־1 בינואר של כל שנה";

(5) בסעיף 38ב –

(א) ברישה, במקום "בתקופה הקובעת" יבוא "בתקופות הקובעות כמפורט בפסקאות (1) עד (3) יחולו הוראות אלה";

(ב) בפסקה (1), לפני "על אף האמור" יבוא "בתקופה הקובעת הראשונה, בתקופה הקובעת השניה ובתקופה הקובעת השלישית כאחד";

(ג) בפסקה (2) –

(1) בפסקת משנה (א), לפני "בפסקה (1)" יבוא "בתקופה הקובעת הראשונה";

(2) בפסקת משנה (ב), במקום "ערך נקודת הקצבה לענין קצבת הילדים יהיה" יבוא "בתקופה הקובעת הראשונה, בתקופה הקובעת השניה ובתקופת הקובעת השלישית כאחד יהיה ערך נקודת הקצבה לענין קצבת הילדים";

(ד) בפסקה (3), ברישה, לפני "בלוח ד'" יבוא "בתקופה הקובעת הראשונה";

(6) בסעיף 39ב, ברישה, במקום "בשנת המס 2002" יבוא "בשנות המס 2002 ו־2003".

דברי הסבר

עוד מוצע לקבוע כי הגמלאות המשתלמות לפי פרק ט' לחוק הביטוח הלאומי (שעניינו ביטוח נכות), שהוראות חוק ההסדרים 2002 האמורות לא חלו עליהן, וכן כל גמלה אחרת לפי חוק הביטוח הלאומי שעודכנה ביום 1 בינואר 2003 והוראות חוק ההסדרים 2002 האמורות לא חלו עליה, לא יעודכנו במהלך שנת הכספים 2003.

סעיף 2(6)

בסעיף 39ב לחוק ההסדרים 2002 שונו לגבי שנת המס 2002 אחוזי הזיכוי לגבי יישובי הנגב. נוספו יישובים חדשים הזכאים להטבות ותקרת ההכנסה החייבת המזכה בהטבות ירדה מ־167,500 שקלים חדשים ל־123,000 שקלים חדשים לשנה.

מוצע לקבוע כי הוראות הסעיף האמורות יחולו גם בשנת המס 2003.

פרק ב': ביטוח לאומי

סימן א': הוראות שונות

תיקון חוק הביטוח הלאומי [נוסח משולב]

3. בחוק הביטוח הלאומי [נוסח משולב], התשנ"ה–1995[1] (להלן - חוק הביטוח הלאומי) –

(1) בסעיף 32ב –

(א) ברישה, במקום "כ"ו בטבת התשס"ג (31 בדצמבר 2002)" יבוא "י' בטבת התשס"ז (31 בדצמבר 2006)";

(ב) בפסקה (3), במקום "סעיף 32ג" יבוא "סעיף 32(ג1)";

(2) בסעיף 32 –

(א) בסעיף קטן (א) –

(1) בפסקה (1), במקום "סעיף 32ג" יבוא "סעיף 32(ג1)";

(2) בפסקה (2), במקום "סעיף 32ג" יבוא "סעיף 32(ג1)";

(ב) אחרי סעיף קטן (ג) יבוא:

"(ג1) נוסף על ההקצבות והשיפויים לפי סעיפים קטנים (א) עד (ג), יקציב אוצר המדינה למוסד, מדי חודש, סכום השווה לצירופם של שני אלה:

(1) סכום השווה ל־6.41% מסך כל התקבולים שגבה המוסד ממעבידים בחודש שלגביו מחושב התשלום;

(2) סכום השווה ל־5.32% מסך כל התקבולים שגבה המוסד מעובדים עצמאיים בחודש שלגביו מחושב התשלום;

הסכום האמור יחולק בין ענפי הביטוח השונים כאמור בלוח י'."

(3) בסעיף 33(ב), בפסקה (3), במקום "סעיף 32ג" יבוא "סעיף 32(ג1)";

(4) בסעיף 68(א) –

(א) במקום פסקאות (1) ו־(2) יבוא:

"(1) לפי ערך 0.96 נקודות קצבה - בעד כל אחד משני הילדים הראשונים שבמנין ילדיו של הורה בעל שירות מזכה; ואולם בתקופה הקובעת תהיה

דברי הסבר

סעיף 3(1)(א)

סעיף 32ב לחוק הביטוח הלאומי קובע בהוראת שעה כי הגירעון בענף ביטוח אבטלה יאוזן באמצעות העברה מחשבון ענף ילדים.

הוראת השעה האמורה עתידה לפוג ביום כ"ו בטבת התשס"ג (31 בדצמבר 2002). מוצע להאריך את תוקפה של הוראת השעה האמורה עד ליום י' בטבת התשס"ז (31 בדצמבר 2006).

סעיף 3 פסקאות (1)(ב), (2) ו־(3)

בהתאם לסעיפים 32ב ו־32ג לחוק הביטוח הלאומי, משתתפת הממשלה בתשלום שיעור דמי ביטוח לעובדים ולעובדים עצמאיים בשיעורים הקבועים בלוח י' לחוק. כדי להקטין את הוצאות המדינה, מוצע לשמור את גובה הניכוי משכר העובדים, ולהעלות את שיעור דמי הביטוח המשולמים בידי המעביד ובידי העצמאי בנקודת אחוז אחת. במקביל יוגדל סכום הקצבת המדינה למוסד לפי סעיף 32 לחוק, בגובה יתרת השיפוי שהיה משולם מאוצר המדינה לפי סעיף 32ג אחרי הגדלת שיעור דמי הביטוח כמפורט לעיל. ולוח י' לחוק יתוקן בהתאם.

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[1] ס"ח התשנ"ה, עמ' 210; התשס"א, עמ' 233.

הקצבה בעד כל אחד משני הילדים הראשונים כאמור לפי ערך 0.85 נקודות קצבה;

(2) לפי ערך 0.77 נקודות קצבה - בעד כל אחד משני הילדים הראשונים שבמנין ילדיו של הורה שאינו בעל שירות מוכר; ואולם בתקופה הקובעת תהיה הקצבה בעד כל אחד משני הילדים הראשונים כאמור לפי ערך 0.68 נקודות קצבה;

(3) לפי ערך נקודות קצבה בלוח ד', תחת סימן א' של הכותרת "יוני 2002 עד דצמבר 2003" או של הכותרת "2004 ואילך", לפי העניין - בעד כל ילד מעל לשני הילדים הראשונים שבמנין ילדיו של הורה בעל שירות מוכר;

(4) לפי ערך נקודות קצבה בלוח ד', תחת סימן ב' של הכותרת "יוני 2002 עד דצמבר 2003" או של הכותרת "2004 ואילך", לפי העניין - בעד כל ילד מעל לשני הילדים הראשונים שבמנין ילדיו של הורה שאינו בעל שירות מוכר;";

(ב) אחרי ההגדרה "נקודת קצבה" יבוא:

""בעל שירות מוכר" - הורה שהוא, שבן זוגו, או שבן או בת שלו או של בן זוגו, שירתו בשירות מוכר -

(1) במשך תקופה של שמונה עשר חודשים לפחות - בגבר, או שנים עשר חודשים לפחות - באישה, או במשך תקופה קצרה יותר אם שוחרר מן השירות לפני תום התקופה כאמור מחמת נכות כמשמעותה בחוק הנכים (תגמולים ושיקום), התשי"ט-1959 [נוסח משולב][3];

(2) לגבי מי ששירת שירות כעולה חדש - שירת כאמור במשך התקופה הקבועה בפקודות הצבא, ובלבד ששירת במשך חודש לפחות; אם התקופה הקבועה בפקודות הצבא לשירות כאמור פחותה מחודש;

"פקודות הצבא" - כמשמעותן בחוק שירות ביטחון;

דברי הסבר

סעיף 3 פסקאות (4) ו-(11)

בשל הצורך בהפחתה משמעותית של ההוצאות בתקציב המדינה, מוצע לקבוע שיעורים חדשים לקצבאות הילדים המשתלמות לפי פרק ד' בחוק הביטוח הלאומי, ובמסגרתם להבחין בין קצבאות המשתלמות להורים ששירתו בשירות מוכר לבין קצבאות המשתלמות להורים שלא שירתו בשירות מוכר.

לענין זה יוגדר "שירות מוכר" כשירות סדיר בצה"ל, במשמר הגבול, במשטרת ישראל או במשרד הביטחון, וכן שירות לאומי ושירות מילואים במקום שירות סדיר המבוצע בידי עולים חדשים. תקופת השירות המוכר תהא שמונה עשר חודשים לפחות לגברים, ושנים עשר חודשים לפחות לנשים, אלא אם כן תקופת השירות היתה קצרה יותר מחמת נכות שלקה בה המשרת עקב שירותו. לגבי מי ששירתו כעולים חדשים תהא תקופת השירות המוכר התקופה הקבועה בפקודות הצבא, ובלבד שלא תפחת מחודש. כהורה בעל שירות מוכר יוגדר מי שהוא, בן זוגו או ילדיו שלו או של בן זוגו שירתו בשירות מוכר כאמור.

במסגרת התיקון מוצע להחליף את פסקאות (1) ו-(3) בסעיף 68(א), שזה נוסחן ביום:

"(1) לפי ערך נקודת קצבה - בעד כל אחד משני הילדים הראשונים שבמנין ילדיו של ההורה;

(3) לפי ערך נקודות קצבה במפורט בלוח ד' - בעד כל ילד מעל לשני הילדים הראשונים שבמנין ילדיו של ההורה;".

---

[3] ס"ח התשי"ט, עמ' 276; התשס"א, עמ' 54.

"שירות מזכה" - אחד מאלה:

(1) שירות סדיר בצבא הגנה לישראל, במשמר הגבול, ביחידות אחרות במשטרת ישראל, בשירות מוכר לפי פרק ג' בחוק שירות ביטחון, או לפי סעיף 34 בחוק שירות ביטחון, למעט תקופות שאינן באות במנין זמן השירות לפי הוראות סעיף 18 לחוק שירות ביטחון;

(2) שירות לאומי כאמור בפסקה (3)(ב) בהגדרה "ילד" שבסעיף 238;

(3) לגבי מי ששירת שירות בעולה חדש - שירות כאמור בפסקאות (1) או (2) או שירות מילואים במקום שירות סדיר לפי סעיף 15(ב) בחוק שירות ביטחון;

"שירות בעולה חדש" - שירות בהתאם לפקודות הצבא בענין הנחיות גיוס לשירות ביטחון של עולים חדשים לסוגיהם;

"התקופה הקובעת" - התקופה שמיום כ"א בסיון התשס"ב (1 ביוני 2002) עד יום ו' בטבת התשס"ד (31 בדצמבר 2003)";

(5) בסעיף 161 -

(1) בסעיף קטן (א), במקום פסקאות (1) ו-(2) יבוא:

"(1) 360 ימים שבעדם שולמו דמי ביטוח אבטלה בתוך 540 הימים בתכוף לתאריך הקובע;

(2) היה שכרו של הזכאי מחושב על בסיס יומי (בפרק זה - שכיר יום), די ששולמו דמי ביטוח אבטלה בעד 300 ימי עבודה בתוך 540 הימים האמורים.";

(2) בסעיף קטן (ב), במקום "שבתקופות של 360 או 540 הימים האמורים בפסקאות (1) ו-(2) של סעיף קטן (א)" יבוא "שבתקופה של 540 הימים האמורה בסעיף קטן (א)";

(6) בסעיף 162, ברישה, במקום "את 360 או 540 הימים" יבוא "את 540 הימים".

דברי הסבר

סעיף 3 פסקאות (5) ו-(6)

תקופת האכשרה המזכה בתשלום דמי אבטלה לפי פרק ד' בחוק הביטוח הלאומי היא 180 ימים שבעדם שולמו דמי ביטוח אבטלה בתוך 540 הימים שקדמו ל-1 בחודש שבו התחילה תקופת האבטלה. ואם התובע דמי אבטלה עבד כשכיר יום - די ב-180 ימים שבהם שולמו דמי ביטוח כאמור במהלך התקופה האמורה. אם תקופת אבטלה קודמות של התובע הזה למעלה משנתיים לפני תחילת תקופת האבטלה הנוכחית שלו, אזי תקופת האכשרה האמורה יכולה להיות גם 270 ימים (ולשכיר יום - 225 ימים) שבעדם שולמו דמי ביטוח אבטלה בתוך 540 הימים שקדמו ל-1 בחודש שבו התחילה תקופת האבטלה.

מוצע לקבוע חלופה אחת אחידה לגבי תקופת האכשרה המזכה כאמור, חלף שתי החלופות האמורות. מוצע כי תקופה זו תהא 360 ימים (ולשכיר יום - 300 ימים) שבעדם שולמו דמי ביטוח אבטלה בתוך 540 הימים שקדמו ל-1 בחודש שבו התחילה תקופת האבטלה.

(7) בסעיף 171(א) –

(1) בפסקת משנה (2), בסופה יבוא "אף אם חלק מתקופת הזכאות לפי פסקה זו חל לאחר תום התקופה של שנה מתום השירות כאמור באותה הגדרה, ובלבד שתקופת הזכאות היא רצופה והחלה לפני תום השנה";

(2) אחרי פסקת משנה (2) יבוא:

"(2א) 50 – אם טרם מלאו לו 25 שנים;";

(8) בסעיף 173(א) –

(1) בפסקה (1), במקום "לבין מלוא דמי האבטלה" יבוא "לבין 70% מדמי האבטלה";

(2) פסקה (2) – תימחק;

(3) בפסקה (3), במקום "למלוא דמי האבטלה" יבוא "ל־70% מדמי האבטלה כאמור בפסקה (1)";

(9) בסעיף 337(א) –

(א) בפסקה (1), במקום "בטור ה׳" יבוא "בטור ד׳";

(ב) בפסקה (2), במקום "בטור ה׳" יבוא "בטור ד׳";

(10) סעיפים 338 ו־339 – בטלים;

דברי הסבר

סעיף 2(7)

סעיף 171 לחוק הביטוח הלאומי קובע את תקופת הזכאות המרבית לדמי אבטלה בכל שנה (כאשר תקופת השנה נספרת מהחודש שבו נתבעים דמי האבטלה ואחד עשר החודשים שלפניו). תקופת הזכאות האמורה למי שסיימו שירות סדיר בצה״ל או שירות לאומי – במשך שנה מיום שחרורם – היא 75 ימים; תקופת הזכאות האמורה למי שטרם מלאו לו 35 היא, בכלל, 100 ימים.

מוצע לקבוע כי תקופת הזכאות האמורה למי שטרם מלאו לו 25 תהא 50 ימים, ולמי שסיים שירות סדיר בצה״ל או שירות לאומי והחל לקבל דמי אבטלה בטרם חלפה שנה ממועד שחרורו – 50 ימים.

סעיף 2(8)

חוק הביטוח הלאומי קובע כי מי שזכאי לדמי אבטלה ומצוי בהכשרה מקצועית, יהא זכאי לדמי אבטלה בסכום ההפרש שבין התשלומים הניתנים לו בהכשרה המקצועית לבין מלוא דמי האבטלה שלהם הוא זכאי.

מוצע כי מי שזכאי לדמי אבטלה ומצוי בהכשרה מקצועית יהא זכאי לדמי אבטלה בסכום ההפרש שבין התשלומים הניתנים לו כאמור לבין 70% מדמי האבטלה להם הוא זכאי.

סעיף 2 פסקאות (9), (10) ו־(12)

בשל הצורך בהקטנה משמעותית בהוצאות מתקציב המדינה, מוצע להגדיל את שיעור דמי הביטוח הלאומי שישלמו מעסיקים ועובדים עצמאים בנקודה אחת, ובהתאם לכך לבטל את השיפוי המועבר מאוצר המדינה למוסד לביטוח לאומי לפי סעיף 339 לחוק הביטוח הלאומי, תוך קביעה בחוק הביטוח הלאומי כי אוצר המדינה יעביר למוסד לביטוח לאומי הקצבה בשיעור ההפרש שבין השיפוי שיבוטל כאמור לבין שיעור הגדלת דמי הביטוח הלאומי שישלמו מעסיקים ועובדים עצמאים כאמור.

התיקון המוצע כולל את ביטול סעיפים 338 ו־339 לחוק הביטוח הלאומי, שזה נוסחם:

"הפחתת דמי ביטוח

338. (א) שיעורי דמי הביטוח הנקובים בטור ב׳ בלוח י׳, לענין עובד ולענין עובד עצמאי, יופחתו באחוזים המתקבלים או מהשכר בנקוב בטור ד׳ בלוח י׳.

(ב) הוראת סעיף קטן (א) תחול רק לגבי שיעורי דמי הביטוח שהמעביד אינו מנכה משכרו של העובד לפי סעיף 342.

שיפוי אוצר המדינה למוסד

339. (א) הופחתו דמי ביטוח לפי הוראות סעיף 338, ישלם אוצר המדינה למוסד, מדי חודש, סכום השווה לצירופם של שניים אלה (להלן – השיפוי):

(11) בלוח ד' –

(א) בכותרת המשנה "1997 ואילך" תבוא "1997 עד פברואר 2002";

(ב) אחרי הטור "1997 עד פברואר 2002" יבואו

"מיום עד מאי 2002	יוני 2002 עד דצמבר 2003 א'	ב'	2004 ואילך א'	ב'
1.76	1.69	1.35	1.91	1.53
3.56	3.42	2.74	3.88	1.10
4.40	4.23	3.39	4.79	3.83
4.40	4.23	3.39	4.79	3.83
4.40	4.23	3.39	4.79	"3.83

(12) במקום לוח י' יבוא:

"לוח י'

(סעיפים 28, 132 ו- 337 עד 342)

שיעור דמי ביטוח

טור א'	טור ב'	טור ג'				טור ד'		טור ה'
		אחוזים מההכנסה או מהשכר לפי סעיפים 337(א) ו- 340(א)				הניכוי משכר העובד לעניין סעיף 342(ג) באחוזים		הקצבה אוצר המדינה לפי סעיף 32(ג)
פרט	ענף ביטוח	על החלק העולה על מחצית השכר הממוצע	על חלק השכר שאינו עולה על מחצית השכר הממוצע - לעובד	על חלק ההכנסה שאינה עולה על מחצית השכר הממוצע - לעובד עצמאי	על חלק ההכנסה שאינה עולה על מחצית השכר הממוצע - למבוטח שאינו עובד ואינו עובד עצמאי	על חלק השכר העולה על מחצית השכר הממוצע	על חלק השכר שאינו עולה על מחצית השכר הממוצע	
1	אימהות – עובד ועובד עצמאי	0.78	0.51	0.56	-	0.60	0.33	0.04
2	אימהות – מבוטח שאינו עובד ואינו עובד עצמאי	**0.25	-	-	0.11	-	-	-
3	ילדים	2.27	2.27	1.39	1.10	-	-	0.10
4	נפגעי עבודה	0.64	0.64	0.39	-	-	-	0.03
5	נפגעי תאונות	0.07	0.05	0.06	0.04	0.05	0.03	0.02
6	אבטלה*	0.19	0.12	-	-	0.15	0.08	0.06
7	זכויות עובדים בפשיטת רגל ובפירוק תאגיד*	0.02	0.02	-	-	-	-	0.02
8	נכות	1.76	1.17	1.11	0.87	1.30	0.71	0.10
9	סיעוד	0.17	0.12	0.12	0.09	0.10	0.05	0.02
10	זקנה ושאירים	4.93	3.69	3.09	2.40	2.70	1.46	0.25
	סך הכל	10.83	8.59	6.73	4.61	4.90	2.66	0.64

* לעובד בלבד.

** לא כלול בסך הכל."

הגדרות

4. בסימן זה –

"התקופה הקובעת" – התקופה שמיום כ"א בסיון התשס"ב (1 ביוני 2002) עד יום ו׳ בטבת התשס"ד (31 בדצמבר 2003);

"חוק הביטוח הלאומי" – חוק הביטוח הלאומי [נוסח משולב], התשנ"ה–1995.

חוק הביטוח הלאומי – הוראת שעה

5. בתקופה הקובעת יקרא חוק הביטוח הלאומי כך:

(1) בסעיף 53 –

(1) בסעיף קטן (א), הסיפה המתחילה במילים "או לסכום המרבי" - תימחק;

(2) סעיף קטן (ב) – בטל;

(2) בסעיף 54, הסיפה המתחילה במלים "והכל לרבות" – תימחק;

(3) בסעיף 97 –

(1) בסעיף קטן (ב), הסיפה המתחילה במילים "או לסכום המרבי" – תימחק;

(2) סעיף קטן (ג) – בטל;

(4) בסעיף 98, הסיפה המתחילה במילים "והכל לרבות" - תימחק;

(5) בסעיף 109, המילים "או בסכום המרבי הנקוב בלוח י"א" - יימחקו;

דברי הסבר

(1) סכום השווה ל־16.52% מסך כל התקבולים שגבה המוסד ממעבידים בחודש שלגביו מחושב השיפוי;

(2) סכום השווה ל־16.77% מסך כל התקבולים שגבה המוסד מעובדים עצמאיים בחודש שלגביו מחושב השיפוי;

לענין סעיף זה, "תקבולים" - כל התקבולים שגבה המוסד לפי הוראות פרק זה.

(ב) הסכומים שאוצר המדינה חייב בתשלומם לפי סעיף קטן (א) יועברו למוסד מדי חודש עד היום ה־15 בו.

(ג) הסכומים כאמור בסעיף קטן (ב) ישולמו למוסד לפי אומדן שקבע המוסד מדי חודש בהתאם לגביית דמי הביטוח הצפויה באותו חודש ושעליו הודיע המוסד לאוצר המדינה.

(ד) שילם אוצר המדינה, בהתאם לאומדן לפי סעיף קטן (ג), סכום קטן או גדול מהסכום שהיה צריך להשתלם לפי סעיף קטן (א), ישולם החסר או יוחזר היתר במועד התשלום הקרוב שלפי סעיף קטן (ב) לאחר שהודיע המוסד על החסר או היתר, לפי הענין, בצירוף הפרשי הצמדה למדד לפי שיעור השינוי של המדד שפורסם בחודש שיועד לתשלום לעומת המדד שפורסם בחודש שבו שולם התשלום בפועל; הודיע המוסד על תשלום חסר פחות משבעה ימים לפני מועד התשלום הקרוב, ישולם החסר במועד התשלום שלאחריו.

(ה) לא שילם אוצר המדינה למוסד תשלומים, על פי האומדן האמור בסעיף קטן (ג) או על פי הודעה על תשלום חסר כאמור בסעיף קטן (ד), במועדם, ייווספו לסכום האמור (להלן – הסכום שבפיגור) שניים אלה:

(1) הפרשי הצמדה למדד לפי שיעור השינוי של המדד שפורסם בחודש שיועד לתשלום הסכום שבפיגור לעומת המדד שפורסם בחודש שבו שולם התשלום בפועל;

(2) ריבית בשיעור של 5% לשנה, צמודה למדד לפי שיעור השינוי של המדד באמור בפסקה (1)."

סעיפים 4 ו־5

דמי ביטוח לאומי ודמי ביטוח בריאות נגבים על ידי המוסד לביטוח לאומי מהמעסיקים, מהעובדים ומעובדים עצמאיים, בהתאם לשיעורים הקבועים בחוק הביטוח הלאומי ועד לתקרות הקבועות בחוק האמור. כיום התקרות לתשלום דמי ביטוח כאמור הן:

למעסיק – עד 4 פעמים השכר הממוצע;

לעובד שכיר – עד 5 פעמים השכר הממוצע;

לעובד עצמאי – עד 5 פעמים השכר הממוצע.

(6) בסעיף 170 –

(1) בסעיף קטן (א), המילים "לרבות אותו סכום שממנו היו מגיעים דמי ביטוח אילולא השיעור המרבי הקבוע לתשלום דמי ביטוח" – יימחקו;

(2) בסעיף קטן (ו), במקום "מההכנסה המרבית הקבועה בלוח י"א" יבוא "מסכום השווה לשכר הממוצע כפול 5";

(7) בסעיף 270 –

(1) במקום ההגדרה "התגמול המרבי" יבוא:

""התגמול המרבי" – השכר הממוצע כפול 5, כשהוא מחולק בשלושים;";

(2) בהגדרה "הכנסה", הסיפה המתחילה במילים "לרבות הסכום" – תימחק;

(8) בסעיף 333, במקום סעיף קטן (א) יבוא:

"(א) (1) שיעורי דמי הביטוח החודשיים לפי סעיף 335 לענין עובד הם אחוזים כאמור בלוח י' לגבי עובד, מהכנסתו החודשית.

(2) שיעורי דמי הביטוח השנתיים לפי סעיף 335 לענין מבוטח אחר הם אחוזים כאמור בלוח י' לגבי עובד עצמאי ומבוטח שאינו עובד ואינו עובד עצמאי, לפי הענין, מהכנסתו השנתית כשהיא מחולקת לתקופות שנקבעו לצורך תשלום מקדמות."

(9) בסעיף 348 –

(1) במקום כותרת השוליים יבוא "סכום מזערי";

(2) סעיף קטן (א) – בטל;

(10) בסעיף 349, בכותרת השוליים, במקום "והסכום המרבי" יבוא "לוח י"א";

(11) בסעיף 373, ברישה, המילים "ובלבד שלא יחויבו בתקנות לשלם דמי ביטוח מסכום העולה על ההכנסה המרבית שלפיה משתלמים דמי ביטוח;" – יימחקו;

(12) בלוח ג', במקום הסכום האמור בו יבוא "1160.67";

(13) בלוח ח', במקום הסכום האמור בו יבוא "870.50";

(14) בלוח ז', בהגדרה "הסכום המרבי", במקום המילים "מההכנסה המרבית הקבועה בלוח י"א" יבוא "מסכום השווה לשכר הממוצע כפול 5";

(15) בלוח י"א, הטור שכותרתו "הכנסה מרבית" – בטל.

הפחתת תשלומים – הוראת שעה

6. (א) גמלה המשתלמת בעד התקופה הקובעת, לפי חוק הביטוח הלאומי ולפי חוק הבטחת הכנסה, התשמ"א–1980[5] (להלן – חוק הבטחת הכנסה), תשולם בניכוי 4% מסכום הגמלה המחושב לפי הוראות החוקים האמורים וההוראות שנקבעו לפיהם.

דברי הסבר

נוכח הצורך לבצע התאמה בתקציב המדינה, עקב המצב הכלכלי שאליו נקלע המשק, מוצע לבטל, בהוראת שעה, את התקרות הנזכרות כך שלא תוגבל ההכנסה החייבת בתשלום לענין דמי ביטוח לאומי ודמי ביטוח בריאות בלבד. התקרות לתשלום גמלאות וקצבאות לפי החוק האמור יישארו בעינן.

[5] ס"ח התשמ"א, עמ' 30.

(ב) הוראת סעיף קטן (א) לא תחול על אלה:

(1) קצבת ילדים לפי פרק ד' לחוק הביטוח הלאומי;

(2) גמלה המשתלמת לפי סימן ז' בפרק ה' בחוק הביטוח הלאומי;

(3) גמלה המשתלמת לפי פרק ט' לחוק הביטוח הלאומי;

(4) גמלת שאירים לפי סימן ד' לפרק י"א לחוק הביטוח הלאומי;

(5) תגמולים למשרתים במילואים לפי פרק י"ב לחוק הביטוח הלאומי;

(6) גמלה המשתלמת למי שזכאי לגמלה לפי סעיף 2(א)(4) לחוק הבטחת הכנסה;

(7) גמלה המשתלמת לפי הסכם שנערך לפי סעיף 9 לחוק הביטוח הלאומי במקום הגמלאות שבפסקאות (1), (2), (3), (4) ו־(6);

(8) גמלה המשתלמת לפי הסכם בדבר תשלום גמלת ניידות שנערך לפי סעיף 9 לחוק הביטוח הלאומי;

(9) מענק לנבה עבודה לפי סעיפים 150 ו־151 לחוק הביטוח הלאומי, המחושב לפי הוראות סעיפים קטנים (ה) ו־(ו);

(ג) על אף האמור בסעיף קטן (ב), הוראות סעיף קטן (א) יחולו על כל גמלה שאינה מנויה בסעיף קטן (ב), לרבות על גמלה המחושבת בשיעור מגמלה המנויה בסעיף קטן (ב).

(ד) הוראות סעיף קטן (א) לא יחולו על גמלה שאינה מנויה בסעיף קטן (ב), המחושבת בשיעור מגמלה שסעיף קטן (א) חל לגביה.

(ה) נוצרה זכאות למענק כאמור בסעיף 150 לחוק הביטוח בתקופה הקובעת (בסעיף זה – יום הזכאות), ישולם המענק בסכום השווה לצירופם של שני אלה:

(1) סכום הקצבה החודשית שחושבה לפי הוראות סעיף זה, כפול מספר החודשים שמיום הזכאות ועד תום התקופה הקובעת (להלן – חודשי החישוב בתקופה הקובעת);

(2) סכום הקצבה החודשית שחושבה לפי הוראות חוק הביטוח הלאומי בלא הניכוי כאמור בסעיף קטן (א) (בסעיף זה – סכום הקצבה המקורי), כפול מספר החודשים שנותר לאחר הפחתת מספר החודשים האמור בפסקה (1) משבעים (להלן – יתרת חודשי החישוב);

(3) הוגשה התביעה לגמלה כאמור בסעיף קטן זה לאחר תום ארבעים ושמונה חודשים מהחודש שבו נוצרו התנאים המזכים במענק, לא יעלה מספרם הכולל של חודשי החישוב בתקופה הקובעת בתוספת יתרת חודשי החישוב, על מספר החודשים שמתום ארבעים ושמונת החודשים האמורים ועד החודש שבו הוגשה התביעה.

דברי הסבר

סעיף 6

מוצע כי בתקופה שמחודש יוני 2002 עד סוף שנת הכספים 2003 ישולמו הגמלאות לפי חוק הביטוח הלאומי ולפי חוק הבטחת הכנסה, התשמ"א–1980, בהפחתה של 4%. יחד עם זאת, מוצע כי הוראה זו לא תחול על גמלאות אלה:

קצבאות הילדים; גמלאות לתלויים בנפגעי עבודה; גמלאות נכות; גמלאות שאירים; תגמולים למשרתים במילואים; גמלאות הבטחת הכנסה לקשישים; גמלאות ניידות.

(ו) לענין חיוון קצבה כאמור בסעיפים 311, 323 או 369 לחוק הביטוח הלאומי המחושב בתקופה הקובעת, תובא בחשבון קצבה חודשית שחושבה לפי הוראות סעיף זה, בהתאמה למספר החודשים שמיום החישוב ועד לתום התקופה הקובעת, וסכום הקצבה המקורי – בעד יתרת התקופה המשמשת בסיס לחישוב החיוון.

פרק ד': מס הכנסה

סימן א': הוראות שונות

תיקון פקודת מס הכנסה (הוראת שעה)

7. בחוק לתיקון פקודת מס הכנסה (הוראת שעה), התשס"א–2000[5], בסעיף 3, במקום "ביום י"ז בטבת התשס"ב (1 בינואר 2002)" יבוא "ביום ז' בטבת התשס"ד (1 בינואר 2004)".

תיקון חוק הסדרים במשק המדינה (הנחות במס הכנסה) (הוראת שעה)

8. בחוק הסדרים במשק המדינה (הנחות במס הכנסה) (הוראת שעה) (תיקון), התשס"ב–2002[6], סעיף 2א – בטל.

סימן ב': הטבות מס – הוראות שעה

פרשנות

9. (א) בסימן זה –

"הטבת מס" – ניכוי, זיכוי ממס, הנחה ממס, מס מופחת או פטור ממס הניתנים לאדם לפי כל דין, בשל היותו תושב יישוב או בשל העובדה שהכנסתו מופקת ביישוב או שהוא מעסק ביישוב;

"יישוב" –יישוב או איזור שאדם שהוא תושב בו, מפיק בו הכנסה המזכה אותו בהטבת מס;

"חוק הטבה" – חוק הקובע הטבת מס, למעט חוק לעידוד השקעות הון, התשי"ט–1959[7], חוק לעידוד השקעות הון בחקלאות, התשמ"א–1981[8], וסעיף 11(ב1) לפקודת מס הכנסה;

"התקופה הקובעת" - שנות המס 2002 ו־2003.

(ב) לכל מונח אחר בסימן זה תהיה המשמעות שיש לו בפקודת מס הכנסה[9].

דברי הסבר

סעיף 7

חוק לתיקון פקודת מס הכנסה (הוראת שעה), התשס"א–2000, קבע כי בתנאים המפורטים בו רשאים בני זוג העובדים בעסק משותף לתבוע כי ייעשה חישוב נפרד של המס לגבי הכנסותיהם מהעסק המשותף.

תחילת הסעיף היא ביום 1 בינואר 2002, ואולם נקבע בו כי שר האוצר רשאי מדי פעם לדחות את תחילתו ובלבד שסך תקופות הדחיה לא יעלה על שנתיים מיום התחילה.

מוצע לדחות את תחילתה של ההוראה האמורה ל־1 בינואר 2004, בשל עלותה התקציבית הגבוהה.

סעיף 8

בסעיף 2א לחוק הסדרים במשק המדינה (הנחות ממס הכנסה) (הוראת שעה) (תיקון), התשס"ב–2002, נקבע כי הטבות המס לתושבי יישובים מסוימים הקבועות בחוק הסדרים במשק המדינה (הנחות ממס הכנסה) (הוראת שעה), התשס"א–2001 (ס"ח התשס"א, עמ' 241), לא יחולו לגבי תושב שהוא שר, חבר הכנסת או מנהל שנתמנה לפי חוק שירות המדינה (מינויים), התשי"ט–1959.

כיון שהטבות המס לתושבי כלל היישובים קוצצו לפחות מוצע לבטל את הוראת הסעיף.

סעיפים 9 עד 11

הטבות מס ליישובים מסתכמות בסך 1.8 מיליארד שקלים חדשים בשנה.

---

[5] ס"ח התשס"א, עמ' 99.
[6] ס"ח התשס"ב, עמ' 105.
[7] ס"ח התשי"ט, עמ' 234.
[8] ס"ח התשמ"א, עמ' 36.
[9] דיני מדינת ישראל, נוסח חדש 6, עמ' 120.

הטבות מס מופחתות

10. על אף האמור בכל דין, בתקופה הקובעת תהיה לאדם הטבת מס כלהלן:

(1) בשנת המס 2002 – 66% מהטבת המס שלה הוא זכאי לפי חוק הטבה;

(2) בשנת המס 2003 – מחצית מהטבת המס שלה הוא זכאי לפי חוק הטבה.

תחילה

11. תחילתו של סימן זה ביום י״ז בטבת התשס״ב (1 בינואר 2002).

פרק ה': עידוד המגזר העסקי (קליטת עובדים)

הגדרות

12. בפרק זה –

"אזור באר שבע והנגב" – כהגדרתו בסעיף 11(ב)(א) לפקודה, לרבות "נפת באר שבע" כהגדרתה בסעיף האמור;

"אזור עדיפות" – הגליל, אזור באר שבע והנגב, יישוב מועדף;

"האזור" – כהגדרתו בתוספת לחוק להארכת תוקפן של תקנות שעת חירום (יהודה והשומרון וחבל עזה – שיפוט בעבירות ועזרה משפטית), התשל"ח–1978[10];

"הגליל" – כהגדרתו בחוק הרשות לפיתוח הגליל, התשנ"ג–1993[11];

"המוסד" – כהגדרתו בחוק הביטוח הלאומי [נוסח משולב], התשנ"ה–1995[12] (להלן – חוק הביטוח הלאומי);

"הפקודה" – פקודת מס הכנסה;

"יישוב מועדף" – אחד מאלה:

(1) יישוב אשר בו לפחות 1,000 אנשים השייכים לכוח העבודה האזרחי ואשר בתקופה הקודמת שיעור המובטלים הממוצע בו, במשך שישה ימים או יותר, עמד על 10% או יותר לפי נתוני שירות התעסוקה על שוק העבודה לתקופה האמורה שיפרסם המוסד;

(2) יישוב הכלול בסעיף 1, בפסקה 1.1 להחלטת הממשלה מס' 2445 מיום ד' בחשון התשס"א (2 בנובמבר 2000) בדבר תכנית "אופק" – פיתוח כלכלי חברתי של יישובי המיפול הנקודתי;

"מגזר עסקי" – אחד מאלה:

(1) באזור עדיפות – ענפי הפעילות העסקית למעט –

(1) פעילויות המבוצעות על ידי המדינה, רשויות מקומיות, מוסדות וגופים כאמור בסעיף 9(2) לפקודה, גופים שדינם לענין מס הכנסה כדין המדינה, וכן כל

דברי הסבר

מוצע להפחית למחצית את הטבת המס לתושבי היישובים הזכאים לכך, בהוראת שעה בתקופה שבין חודש מאי 2002 לחודש דצמבר 2003.

התיקון המוצע יביא להקטנת הפסד המס בסכום של 850 מיליון שקלים חדשים בשנה.

פרק ה' – סעיפים 12 עד 19

בשל מצב המשק ובפרט בשל היקף האבטלה בו מוצע לסייע למעסיקים במגזר העסקי לקלוט עובדים חדשים נוספים על ידי השתתפות חלקית של המדינה בשכר אותם עובדים נוספים, וזאת לתקופה מוגבלת ובמתכונת דומה לזו שבוצעה על פי החוק לעידוד המגזר העסקי (קליטת עובדים)(הוראת שעה), התשנ"א–1991 (להלן – החוק הקודם), ובכפוף לשינויים העיקריים האלה:

[10] ס"ח התשל"ח, עמ' 48.
[11] ס"ח התשנ"ג, עמ' 131.
[12] ס"ח התשנ"ה, עמ' 210.

גוף שהמדינה או רשות מקומית, במישרין או בעקיפין, השתתפה בתקציבו בשנת המס הקודמת בשיעור של 50% או יותר;

(2) שירותים ציבוריים ששר האוצר קבע בצו;

(3) שלא באזור עדיפות – ענפי התעשיה, החקלאות, המלונאות והבניה כפי שיקבע שר האוצר בצו, למעט פעילויות ושירותים ציבוריים כאמור בפסקאות משנה (1) ו־(2) של פסקה (1);

"מכסת גידול מינימלית" – הממוצע החודשי של מספר העובדים שהועסקו אצל אותו מעסיק בתקופה הקודמת בצירוף אחד או בתוספת שלושה אחוזים, לפי הגבוה מביניהם; לענין חישוב תוספת העובדים האחוזית כאמור יעוגל מספר העובדים כלפי מעלה;

"קבלן כוח אדם" ו"מעסיק בפועל" – כהגדרתם בחוק העסקת עובדים על ידי קבלני כוח אדם, התשנ"ו–1996[13];

"קבלן שמירה או ניקיון" – מעסיק שעיסוקו במתן שירותי שמירה או ניקיון אצל זולתו;

"עובד מועדף" – עובד אשר בשלושת החודשים שבתכוף לפני תחילת העסקתו כעובד נוסף לפי פרק זה קיבל גמלה לפי חוק הבטחת הכנסה, התשמ"א–1980[14], או גמלה לפי פרק ט' לחוק הביטוח הלאומי או שבמועד תחילת העסקתו אצל המעסיק כעובד נוסף היה בגיל 45 שנה ומעלה;

"עובד קבלן" – עובד של קבלן כוח אדם, המועסק אצל מעסיק בפועל;

"מעסיק" – מעסיק במגזר העסקי, לרבות מעסיק בפועל ולמעט קבלן כוח אדם וקבלן שמירה או ניקיון, שהעסיק עובדים בכל אחד מחודשי התקופה הקודמת, ובכל התקופה – מעל חמישה עובדים בממוצע חודשי; לענין זה, "עובד" – לרבות חבר באגודה שיתופית שהועסק במגזר העסקי ועובד קבלן;

"עובד נוסף" –

(א) תושב ישראל לרבות תושב ישראל באזור כהגדרתו בסעיף 378 לחוק הביטוח הלאומי, העובד אצל מעסיק, בישראל או באזור, והתקיימו בו כל אלה:

(1) שכרו הוא לפחות שכר מינימום כהגדרתו בחוק שכר מינימום, התשמ"ז–1987[15];

(2) הוא הועסק במשך חודש אחד לפחות, בכל אחד מימי העבודה בחודש, שש שעות ביום לפחות, או מאה ושלושים וחמש שעות עבודה בחודש לפחות, הכל לגבי כל חודש שבעבורו מתבקש התמריץ לפי חוק זה;

(3) הכנסתו מתחייבת במס לפי סעיף 2(2) לפקודה והמעסיק ניכה מס משכרו בהתאם להוראות סעיפים 164 ו־166 לפקודה;

(4) אם הוא עובד אצל מעסיק שהוא אגודה שיתופית – הוא נמנה עם סוגי העובדים ששר האוצר אישרם לענין זה.

(ב) ולמעט כל אחד מאלה:

(1) מי שהוא קרובו של המעסיק, ובתאגיד – קרובו של המנהל או של בעל השליטה בו;

(2) עובד המבצע עבודה שבוצעה קודם לכן בידי קבלן עצמאי;

[13] ס"ח התשנ"ו, עמ' 201.
[14] ס"ח התשמ"א, עמ' 30.
[15] ס"ח התשמ"ז, עמ' 68.

(3) חבר באגודה שיתופית או מחליף חבר באגודה שיתופית בעבודתו באגודה;

(4) עובד שעבד קודם לכן בעסק אחר של המעסיק או בחבר-בני-אדם שהמעסיק, ובשותפות – אחד מן השותפים – הוא בעל שליטה בו או בחברה הקשורה למעסיקו; לענין זה, "חברה קשורה" – כהגדרתה בחוק החברות, התשנ"ט-1999[18];

(5) עובד שעבד קודם לכן אצל אדם או בחבר בני אדם (להלן – המעסיק הקודם) שעסקיו או שנכסיו או כל חלק מהם, הועברו למעסיק או מוזגו בכל דרך שהיא בעסקי המעסיק (להלן – המעסיק החדש), למעט עובד שהמעסיק הקודם היה זכאי לתמריץ בעבורו בתכוף לפני ההעברה או המיזוג ובלבד שהמעסיק החדש זכאי אף הוא לתמריץ בעבור אותו עובד בהתחשב במספר העובדים שהוא מעסיק לאחר המיזוג לעומת מספרם הממוצע של העובדים אצל שני המעסיקים באחד בתקופה הקודמת;

לענין סעיף קטן (ב), "בעל שליטה" ו"קרוב" – כמשמעותם בסעיף 32(9) לפקודה;

"רבעון" – תקופה בת שלושה חודשים שהראשונה בהם מתחילה ביום כ"א בתמוז התשס"ב (1 ביולי 2002) והאחרונה בהם מסתיימת ביום ל' בסיון התשס"ג (30 ביוני 2003);

"תקופה קודמת" – התקופה שתחילתה ביום י"ד בתשרי התשס"ב (1 באוקטובר 2001) וסיומה ביום ט"ז בטבת התשס"ב (31 בדצמבר 2001).

זכות לתמריץ

13. (א) מעסיק יהיה זכאי לתשלום תמריץ מאוצר המדינה בעד כל עובד נוסף מעבר למכסת הגידול המינימלית ובלבד שלא ישולם תמריץ –

(1) בעד אותו עובד נוסף – לאחר תום שנים עשר חודשים מיום תחילת העסקתו של העובד הנוסף אצל המעסיק;

(2) בעד אותה תוספת עובדים – לאחר תום שנים עשר חודשים מיום תחילת העסקתו של העובד הנוסף הראשון שבעדו שולם תמריץ בשל אותה תוספת עובדים, בין אם התקיימה ברציפות בכל אחד מהחודשים ובין אם לאו; לענין זה, "תוספת עובדים", לגבי כל מעסיק – הגידול בהפרש שבין מכסת הגידול המינימלית לבין מספר העובדים שהוא מעסיק בכל חודש שבעבורו מתבקש התמריץ.

(ב) במנין עובדיו של מעסיק, בתקופה הקודמת וברבעון השוטף, יימנו כל העובדים לרבות עובדי קבלן ועובדי קבלן שמירה או ניקיון שעבדו אצלו בתקופה הקודמת וברבעון השוטף, למעט עובדים זרים כהגדרתם בחוק עובדים זרים (איסור העסקה שלא כדין והבטחת תנאים הוגנים), התשנ"א-1991[19].

דברי הסבר

בהגדרה "המגזר העסקי" נקבע כי באזורים מוגדרים כהגדרתם בסעיף 11 המוצע (הגליל, אזור באר שבע והנגב או יישוב מעורב) יחול החוק בצורה רחבה יותר לעומת אזורים שאינם אזורי עדיפות אשר בהם תקם הזכאות לתמריץ רק בענפי התעשיה, החקלאות, המלונאות והבניה כפי שיקבע שר האוצר בצו.

התמריץ יהיה בסכום קבוע בהתאם לאזור וסוגי העובדים הנוספים שבהם מדובר (סעיף 13 להצעת החוק).

[18] ס"ח התשנ"ט, עמ' 189.
[19] ס"ח התשנ"א, עמ' 112.

התמריץ ושיעורו	14. (א) התמריץ ישולם באמצעות המוסד אחת לרבעון, ויחושב לפי כל חודש ברבעון שבו הועסק העובד הנוסף במשך כל החודש.
	(ב) התמריץ יהיה בסכומים לפי סוגי עובדים נוספים, כמפורט להלן –
	(1) בשל עובד מועדף – 1,100 שקלים חדשים לחודש;
	(2) בשל עובד נוסף אחר – 1,000 שקלים חדשים לחודש.
	(ג) מסכום התמריץ ינוכה כל תשלום אחר המשתלם למעסיק בשל העובד מאוצר המדינה, או על פי כל דין, בשל הכשרה מקצועית או בשל סיוע לקליטה בעבודה.
החזר	15. (א) ראה המוסד כי מעסיק לא היה זכאי לתמריץ, או לחלקו, יחזיר המעסיק את סכום התמריץ כאמור, ולענין זה יחולו, בשינויים המחויבים, הוראות פרק ט"ו לחוק הביטוח הלאומי, וההוראות שלפיו.
	(ב) בית המשפט שהרשיע אדם בשל קבלת תמריץ במרמה רשאי, נוסף על כל עונש אחר, לצוות עליו להחזיר לאוצר המדינה סכום שלא יעלה על פי ארבעה מסכום התמריץ שהתקבל שלא כדין, בתוספת הפרשי הצמדה וריבית כהגדרתם בחוק פסיקת ריבית והצמדה, התשכ"א–1961[10], על סכום התמריץ שקיבל, מיום קבלתו ועד יום ההחזר; על גביית ההחזר כאמור שלא שולם במועדו יחולו הוראות פקודת המסים (גביה), כאילו היה חוב מס כמשמעותו באותה פקודה.
תשלום התמריץ	16. (א) בקשה לתמריץ תוגש למוסד על ידי המעסיק בדרך ועל פי כללים שיקבע שר האוצר, ובלבד שבקשה כאמור תוגש לא יאוחר מתום שלושה חודשים מתום הרבעון שבשלו מוגשת הבקשה; בקשה שהוגשה באיחור לא תוכר ולא ישולם תמריץ בשלה.
	(ב) סכום התמריץ יועבר למעסיק בתוך 45 ימים מיום הגשת הבקשה; הועבר הסכום לאחר המועד האמור, תיווסף עליו ריבית בשיעור שקובע החשב הכללי במשרד האוצר, מעת לעת, עד להעברתו למעסיק בפועל.
ביצוע ותקנות	17. (א) שר האוצר ממונה על ביצוע פרק זה והוא רשאי, לאחר התייעצות עם שר העבודה והרווחה ובאישור ועדת הכלכלה של הכנסת, להתקין תקנות לביצועו.
	(ב) אוצר המדינה יחזיר למוסד את כל הוצאותיו הנובעות מביצוע פרק זה, לפי כללים שייקבעו בהסכם בין הצדדים.
תחילה ותחולה	18. (א) תחילתו של פרק זה ביום כ"א בתמוז התשס"ב (1 ביולי 2002) והוא יעמוד בתוקפו עד יום י"א בתמוז התשס"ד (30 ביוני 2004).
	(ב) תחולתו של פרק זה היא לגבי עובדים שיתקבלו לעבודה החל ביום כ"א בתמוז התשס"ב (1 ביולי 2002) עד יום ל' בסיון התשס"ג (30 ביוני 2003).
פרשנות	19. למען הסר ספק, אין בהוראות פרק זה כדי להשליך בדרך כלשהי על הזכאות לתמריץ לפי חוק לעידוד המגזר העסקי (קליטת עובדים)(הוראת שעה), התשנ"א–1991[11].

דברי הסבר

הזכאות לפי פרק זה תקום רק בשל עובדים נוספים מעבר למצבת הגודל המינימלית (כהגדרתה בסעיף 11 להצעת החוק) השווה למספר העובדים הממוצע של המעסיק בתקופה הקודמת בצירוף עובד אחד או בתוספת 3 אחוזים, לפי הגבוה מביניהם ([illegible] להצעת החוק).

הזכאות לפי פרק זה תקום לגבי עובדים נוספים שתחילת העסקתם אצל המעסיק בתקופה שמיום 1.7.2002 ועד יום 30.6.2003, כשהתמריץ בעבור עובדים

[10] ס"ח התשכ"א, עמ' 192.
[11] ס"ח התשנ"א, עמ' 102.

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פרק ו': תעריפי מים והיטלי הפקה

תעריפי מים המסופקים מאת מקורות

20. על אף האמור בתקנה 3 לתקנות המים (תעריפי מים המסופקים מאת מקורות), התשמ"ז-1987[20], החל ביום כ"א בסיון התשס"ב (1 ביוני 2002), התעריפים לכל מ"ק מים שפירים המסופקים מאת מקורות יהיו:

מים לתעשיה

שם מפעל מקורות	בשקלים חדשים למ"ק
(1) בית שאן - מעיינות	0.516
(2) בית שאן - קידוחים	1.07
(3) כל יתר מפעלי מקורות	1.65
מים לצריכה ביתית בכל מפעלי מקורות	1.695

תעריפים למים ברשויות מקומיות

21. על אף האמור בתקנה 1(א)(1): 1.1.1: 1.1.2; 1.1.3; 1.2; 44.1; 4.2 בתקנות המים (תעריפי מים ברשויות מקומיות) (תיקון), התשנ"ח-1998[21], החל ביום כ"א בסיון התשס"ב (1 ביוני 2002), התעריפים לכל מ"ק מים שפירים המסופקים על ידי רשויות מקומיות יהיו:

(1) לצריכה ביתית

לצרכי בית לכל יחידת דיור	שקלים חדשים למ"ק	באילת
בעד 8 מ"ק ראשונים או חלק מהם	2.80	2.39
בעד 7 מ"ק נוספים	4.10	3.50
בעד כל מ"ק נוסף	5.69	5.03
(2) לגינון נוי	2.80	2.39
(3) לבתי מלון	1.87	

דברי הסבר

אלה ישולם לתקופה שלא תעלה על 12 חודשים רצופים מיום תחילת העסקתו של העובד הנוסף (סעיפים 12 ו-13 להצעת החוק).

התמריץ ישולם אחת לרבעון בשל כל חודש העסקה של העובד הנוסף ובבדוק לכך שיתמלאו כל התנאים הקבועים בפרק זה לענין זה; בקשה לתמריץ יכול שתוגש בתוך תקופה של 3 חודשים בלבד מתום הרבעון שבשלו מתבקש התמריץ. בקשה שתוגש באיחור מכל סיבה שהיא לא תוכר ולא ישולם בעדה תמריץ כלשהו (סעיפים 13 ו-15 להצעת החוק).

לאור חקיקת פרק זה ועל רקע קיומם של כמה הליכים משפטיים הנוגעים לפרשנות החוק הקודם, מוצע, למען הסר ספק, לקבוע כי לא יהיה בהוראות פרק זה כדי להשליך בדרך כלשהי על פרשנות החוק הקודם והזכאות לתמריץ לפיו (סעיף 18 להצעת החוק).

סעיפים 20 עד 24

בשל המחסור החמור במים, כדי לצמצם את צריכת המים וכן את סבסוד המים המסופקים על ידי מקורות, מוצע להעלות את מחיר המים השפירים ואת היטלי ההפקה למים מכל האקוויפרים, וכן לקבוע היטלי הפקה על מים שפירים עיליים. מוצע כי העלאות התעריפים אלו ייקבעו באופן חד־פעמי בחוק, אך בעתיד עדכונם ושינויים ימשיך להיעשות על פי הוראות החוק, בתקנות.

---

[20] ק"ת התשמ"ז, עמ' 1105; התשס"ב, עמ' 207.
[21] ק"ת התשנ"ט, עמ' 338; התשנ"ח, עמ' 1534; התשנ"ח, עמ' 383.

	לצרכי בית לכל יחידת דיור	שקלים חדשים למ"ק באילת
(4)	למוסדות חינוך ממלכתיים ותרטיים, למיתקני ביטחון, לבתי עלמין, למוסדות ציבור ולמוסדות של הרשות המקומית, לרבות משרדים של מוסדות כאלה, למכבסות, לבריכות שחיה, לבתי מרחץ ומקוואות, לבתי חולים, לבניה באתרי הבניה, למלאכה, ולתעשיה זעירה בלי כמות מוקצבת ברשיון ההפקה, למיתקני התחבורה, למסעדות, בתי קפה, מנזרים, אולמי חתונות, חנויות, עסקים ומשרדים, לכל כמות המים הנצרכת לכל אחד משימושים אלה וכן לכל שימוש אחר שלא פורט בתקנות המים (תעריפים למים ברשויות מקומיות)	4.39
(5)	לגינון ציבור מושקה, הנמצא בחזקת הרשות המקומית או רשות ממלכתית או ציבורית	
	עד 300 מ"ק לדונם לשנה בכל אזורי הארץ	2.60
	בעד כל כמות מים שנצרכה למטרה זו מעל לאמור לעיל	5.89

חיטלי הפקה על כל סוגי המים

22. על אף האמור בתקנה 2 לתקנות המים (היטלי הפקה), התש"ס-2000[22], החל ביום כ"א בסיון התשס"ב (1 ביוני 2002), מפיקי מים שפירים מכל האקויפרים לצריכה ביתית ולתעשייה ישלמו היטל הפקה של 62 אגורות למ"ק.

היטלי הפקה על מים עיליים

23. החל ביום כ"א בסיון התשס"ב (1 ביוני 2002), מפיקי מים שפירים ממקורות מים עיליים לצריכה ביתית ולתעשייה ישלמו היטל הפקה של 47 אגורות למ"ק.

שמירת דינים

24. עדכון תעריפי המים לפי סעיף 112א לחוק המים, התשי"ט-1959[23] ועדכון היטלי הפקה לפי הוראות סעיף 116(ג) יעשה לפי התעריפים הנקובים בסעיפים 25 עד 28, לפי הענין, ואת כל עוד התעריפים האמורים לא שונו לפי סעיפים 112(א) או 116(א), (ב) ו-(ד) לחוק המים.

פרק ז': תשלומים - הוראות שעה

פרשנות

25. בסימן זה -

"התקופה הקובעת" - התקופה שתחילתה ב־ז' בטבת התשס"ג (1 בינואר 2003) ועד יום ו' בטבת התשס"ד (31 בדצמבר 2003);

"היום הקובע" - כ"ו בטבת התשס"ב (31 בדצמבר 2002).

---

[22] ק"ת התש"ס, עמ' 783; התשס"ב, עמ' 437.
[23] ס"ח התשי"ט, עמ' 169; התשנ"ט, עמ' 95.

תגמולים המשתלמים לפי חוקים שונים – הוראת שעה

.26 על אף האמור בחוקים המנויים להלן או לפיהם, סכומי התגמולים לפי החוקים האמורים לא יעודכנו בתקופה הקובעת, וסכומי התגמולים שישולמו לפי חוקים אלה בתקופה הקובעת יהיו סכומי התגמולים שהיו משתלמים לפי החוקים אלו ביום הקובע; ואלה החוקים:

(1) חוק הנכים (תגמולים ושיקום), התשי"ט–1959[24];

(2) חוק משפחות חיילים שנספו במערכה (תגמולים ושיקום), התש"י–1950[25];

(3) חוק נכי רדיפות הנאצים, התשי"ז–1957[26];

(4) חוק נכי המלחמה בנאצים, התשי"ד–1954[27].

תגמולים המשתלמים לפי חוקים שונים – הוראת מעבר

.27 על אף האמור בכל דין או הסכם, יראו את התגמולים לפי כל אחד מהחוקים המנויים בסעיף 26 כאילו עודכנו בתקופה הקובעת לפי הדין או ההסכם שבו נקבעה הזכות לעדכון של התגמולים האמורים.

חוק סל הקליטה – הוראת שעה והוראת מעבר

.28 (א) על אף האמור בסעיף 3 לחוק סל הקליטה, התשנ"ה–1994[28] (להלן – חוק סל הקליטה), לא יעודכן סל הקליטה בתקופה הקובעת.

(ב) לענין העדכון לפי חוק סל הקליטה ביום העדכון הראשון שלאחר התקופה הקובעת, יהיה המדד היסודי –

(1) אם לא היה בשנת 2002 מועד עדכון המאוחר לחודש העדכון השנתי (בסעיף זה – מועד עדכון נוסף בשנת 2002) – המדד שפורסם בחודש דצמבר 2002;

(2) אם היה מועד עדכון נוסף בשנת 2002 – המדד שפורסם בתום שנה ממועד העדכון הנוסף בשנת 2002.

(ג) בסעיף זה, "חודש העדכון השנתי", "יום העדכון", "מדד", "המדד היסודי", ו"סל הקליטה" – כהגדרתם בחוק סל הקליטה.

פרק ח': הוראות שונות

חוק רשות הנמלים והרכבות – הוראת שעה

.29 נוסף על התמלוגים לפי סעיף 35א(ב) לחוק רשות הנמלים והרכבות, התשכ"א–1961[29], בשנים 2002 ו־2003, עד ה־1 ביולי של כל שנת, תעביר רשות הנמלים והרכבות למדינה תמלוגים נוספים בסכום של 300 מיליון שקלים חדשים.

דברי הסבר

סעיפים 25 עד 27

מוצע לקבוע כי תגמולים המשולמים לפי החוקים המנויים בסעיף 26 לחוק לא יעודכנו בשנת 2003, וכן כי לענין כל דין או הסכם יראו את התגמולים כאילו עודכנו בשנה האמורה, כך שהעדכון לאחר שנה זו יהיה על בסיס השינויים במדדים הרלוונטיים אשר יחולו אחרית.

סעיף 28

מוצע לקבוע כי סל קליטה לא יעודכן בשנת 2003, ולקבוע כי בסיס העדכון לאחר שנה זו יהיה מדד דצמבר 2002 או המדד שיפורסם בתום שנה ממועד העדכון בסוף שנת 2002, אם יהיה עדכון כזה.

[24] ס"ח התשי"ט, עמ' 276; התשס"א, עמ' 54.
[25] ס"ח התש"י, עמ' 162; התשס"א, עמ' 120.
[26] ס"ח התשי"ז, עמ' 103; התשס"א, עמ' 137.
[27] ס"ח התשי"ד, עמ' 103; התשס"א, עמ' 137.
[28] ס"ח התשנ"ה, עמ' 56; התשנ"ט, עמ' 98.
[29] ס"ח התשכ"א, עמ' 45.

תיקון חוק הפחתת הגירעון

30. בחוק הפחתת הגירעון, התשנ"ב–1992[30] –

(1) בסעיף 4 –

(1) בכותרת השוליים, במקום "בשנים 2002 עד 2003" יבוא "בשנת 2002";

(2) סעיפים קטנים (ב) עד (ד) – בטלים;

(2) אחרי סעיף 4 יבוא:

"תקרת הגירעון בשנים 2003 ואילך

5. בשנות הכספים 2003 ואילך, תקבע הממשלה את שיעור הגירעון הכולל מן התמ"ג לפי הוראות אלה:

(1) בשנת התקציב 2003 – באופן שלא יעלה על 3% עד 3.5%;

(2) בשנת התקציב 2004 – באופן שלא יעלה על שיעור של 2.5% עד 3%;

(3) בשנות התקציב 2004 ואילך – באופן שמדי שנה יפחת במחצית האחוז לפחות, עד שיגיע לשיעור של 1%."

תיקון חוק הלוואות לדיור

31. בחוק הלוואות לדיור, התשנ"ב–1992[31] –

(1) בסעיף 2(א), במקום "בין 48,000 שקלים חדשים לבין 237,000 שקלים חדשים" יבוא "בין 46,080 שקלים חדשים לבין 227,520 שקלים חדשים";

(2) בסעיף 6ג(א) –

(1) בפסקה (1), במקום "80,000 שקלים חדשים" יבוא "76,800 שקלים חדשים";

(2) בפסקה (2), במקום "60,000 שקלים חדשים" יבוא "57,600 שקלים חדשים";

(3) בסעיף 6ד(ב) –

(1) בפסקה (1), בכל מקום, במקום "20,000 שקלים חדשים" יבוא "19,200 שקלים חדשים";

(2) בפסקה (2), בכל מקום, במקום "22,500 שקלים חדשים" יבוא "21,600 שקלים חדשים";

דברי הסבר

סעיף 30

על פי האומדנים האחרונים מסתמנת סטייה חדה מיעד הגירעון המתוכנן לשנת 2002. בלא צעדים נוספים, צפוי הגירעון לשנת 2002 להגיע לשיעור של למעלה מ־5.5% מן התמ"ג. בהתאם לכך, על־פי אומדנים ראשונים, צפוי כי בלא נקיטת צעדים נוספים יגדל שיעור הגירעון בשנת 2003 לרמה של 6.5% עד 7% מן התמ"ג.

עם יישום כל צעדי התכנית הכלכלית, שעיקרם בהצעת חוק זו, יתאפשר צמצום הגירעון בשנת 2002 לרמה הנמוכה משיעור של 4% מן התמ"ג, ותתאפשר ירידה בשיעור הגירעון בשנת 2003 לרמה של 3% עד 3.5% מן התמ"ג. בהתאם לכך מוצע גם לקבוע את הירידה הנוספת בשיעורי הגירעון בשנים הבאות.

סעיף 31

בשל הצורך בהקטנה משמעותית בהוצאות תקציב המדינה, מוצע כי בין שאר הצעדים בענין זה יופחתו סכומי הסיוע לרכישה ולבניה של דירות, בהלוואות ובמענקים, בשיעור של 4%.

[30] ס"ח התשנ"ב, עמ' 45; התשס"ב, עמ' 146.
[31] ס"ח התשנ"ב עמ' 246; התשס"א עמ' 239.

(3) בפסקה (3), בכל מקום, במקום "25,000 שקלים חדשים" יבוא "24,000 שקלים חדשים";

(4) בפסקה (4), בכל מקום, במקום "27,500 שקלים חדשים" יבוא "26,400 שקלים חדשים";

(5) בפסקה (5), בכל מקום, במקום "30,000 שקלים חדשים" יבוא "28,800 שקלים חדשים";

(6) בפסקה (6), בכל מקום, במקום "35,000 שקלים חדשים" יבוא "33,600 שקלים חדשים".

תחולת הוראות מעבר

32. הוראות סעיפים 3(א), 16(א) ו־18(ב) לחוק הלוואות לדיור, התשנ"ב–1992, כנוסחם לפי סעיף 4 לחוק זה, יחולו על מחוסר דיור שחתם על חוזה לרכישת דירה או הגיש בקשה להלוואה למטרה של בניית דירה, לפי העניין, ביום תחילתו של חוק זה ואילך; שר הבינוי והשיכון יקבע תנאים לזכאות לתשלום ההלוואות למי שהוראת סעיף זה חלה עליו.

שמירת דינים

33. אין בהוראות סעיף 4 כדי לגרוע מהוראות סעיף 13(1) לחוק ההסדרים במשק המדינה (תיקוני חקיקה להשגת יעדי התקציב והמדיניות הכלכלית לשנת הכספים 2002), התשס"ב–2002.

תיקון החוק לפיצוי נפגעי גזזת

34. בסעיף 2 לחוק לפיצוי נפגעי גזזת, התשנ"ד–1994[32], במקום סעיף קטן (ד) יבוא:

"(ד) סכום הפיצוי כאמור בסעיף קטן (א) –

(1) יעודכן בתחילת כל חודש בתקופה שמחודש פברואר 1994 ועד חודש דצמבר 2002, לפי שיעור עליית המדד מן המדד שפורסם לחודש ינואר 1994 ועד המדד שפורסם לאחרונה לפני יום העדכון;

(2) יעודכן בתחילת כל חודש בתקופה שמחודש ינואר 2004, לפי שיעור עליית המדד בתקופה הנזכרת בפסקה (1) בתוספת שיעור עליית המדד מן המדד שפורסם לחודש דצמבר 2003 ועד המדד שפורסם לאחרונה לפני יום העדכון."

תיקון חוק קליטת חיילים משוחררים

35. בחוק קליטת חיילים משוחררים, התשנ"ד–1994[33] –

(1) בסעיף 7 –

(1) בסעיף קטן (ג), בסופו יבוא "כשהוא מעודכן בחודש ינואר 2004 לפי שיעור עליית המדד מן המדד שפורסם בחודש ינואר 2000 ועד למדד שפורסם בחודש דצמבר 2002";

דברי הסבר

סעיף 34

מוצע לקבוע כי תגמולים לפי החוק לפיצוי נפגעי גזזת, התשנ"ד–1994, לא יעודכנו בשנת 2003, וכי בסיס העדכון לאחר שנה זו יהיה מדד דצמבר 2002.

סעיפים 35 ו־36

מוצע לקבוע כי הסכומים המוקצבים לקרן לסיוע נוסף, סכומי הפיקדון וסכומי המענק, לפי חוק קליטת חיילים משוחררים, התשנ"ד–1994, לא יעודכנו בשנת 2003, וכי בסיס העדכון לאחר שנה זו יהיה מדד דצמבר 2002. מוצע לקבוע הוראה זו הן ביחס לחיילים המתגייסים אחרי יום 1 בינואר 2001, והן ביחס לחיילים שהתגייסו לפני מועד זה, אשר עליהם חל החוק בנוסחו לפני תיקון מס' 4 לו.

[32] ס"ח התשנ"ד, עמ' 172; התשנ"ח, עמ' 239.
[33] ס"ח התשנ"ד, עמ' 142; התשס"א, עמ' 215.

(2) בסעיף קטן (ג), אחרי "יוגדל מדי שנה" יבוא "החל בשנת הכספים 2004", ובמקום "מן המדד שפורסם לחודש ינואר 2000" יבוא "מן המדד שפורסם בחודש דצמבר 2003";

(3) בסעיף 11, במקום סעיף קטן (ב) יבוא:

"(ב) הסכומים הנקובים בסעיפים 9(א), 10 ו־19(ד) –

(1) יעודכנו בתחילת כל חודש בתקופה שמחודש ינואר 2001 ועד לחודש דצמבר 2002, לפי שיעור עליית המדד מן המדד שפורסם לחודש ינואר 2000 ועד המדד שפורסם לאחרונה לפני יום העדכון;

(2) יעודכנו בתחילת כל חודש בתקופה שמחודש ינואר 2004, לפי שיעור עליית המדד בתקופה המנויה בפסקה (1) בתוספת שיעור עליית המדד מן המדד שפורסם לחודש דצמבר 2003 ועד המדד שפורסם לאחרונה לפני יום העדכון."

תיקון חוק ההסדרים במשק המדינה (תיקוני חקיקה להשגת יעדי התקציב והמדיניות הכלכלית לשנת הכספים 2001)

36. בחוק ההסדרים במשק המדינה (תיקוני חקיקה להשגת יעדי התקציב והמדיניות הכלכלית לשנת הכספים 2001), התשס"א–2001[34], האמור בסעיף 30(ב) יסומן (1) ואחריו יבוא:

"(2) לגבי חייל משוחרר שהחל את שירותו הסדיר לפני יום ו' בטבת התשס"א (1 בינואר 2001), הסכומים לפי סעיפים 9(א) ו־10 בנוסחם ערב תיקון מס' 4 –

(1) יעודכנו בתחילת כל חודש בתקופה שמחודש מרס 1994 ועד חודש דצמבר 2002, לפי שיעור עליית המדד מן המדד שפורסם לחודש ינואר 1994 ועד המדד שפורסם לאחרונה לפני יום העדכון;

(2) יעודכנו בתחילת כל חודש בתקופה שמחודש ינואר 2004, לפי שיעור עליית המדד בתקופה הנזכרת בפסקה (1) בתוספת שיעור עליית המדד מן המדד שפורסם לחודש דצמבר 2003 ועד המדד שפורסם לאחרונה לפני יום העדכון."

בסעיף זה "תיקון מס' 4" – חוק קליטת חיילים משוחררים (תיקון מס' 4), התש"ס–2000[35].

חוק קליטת חיילים משוחררים – הוראת שעה

37. על אף האמור בסעיף 9(ב) לחוק קליטת חיילים משוחררים, יתרת הפיקדון של חייל שהשתחרר אחרי יום כ"א בסיון התשס"ב (1 ביוני 2002) לא תעודכן בתקופה שמיום כ"ז בטבת התשס"ג (1 בינואר 2003) ועד יום ה' בטבת התשס"ד (31 בדצמבר 2003); העדכון הראשון של פיקדון כאמור לפי הסעיף האמור לאחר התקופה הנזכרת יהיה לפי שיעור עליית המדד מן המדד שפורסם בחודש דצמבר 2003.

תיקון חוק סדר הדין הפלילי (תיקון מס' 28)

38. בחוק סדר הדין הפלילי (תיקון מס' 28), התש"ס–2000[36], בסעיף 2, במקום "ביום כ"ז בטבת התשס"ג (1 בינואר 2003)" יבוא "ביום ו' בטבת התשס"ד (1 בינואר 2004)".

דברי הסבר

סעיף 38

בשל הצורך בהקטנה משמעותית בהוצאות מתקציב המדינה בשנת 2002 ובשנת 2003, מוצע כי ישומו של תיקון מס' 28 לחוק סדר הדין הפלילי, המוכר כ"חוק היידוע" והקבוע לתחילת שנת 2003, יידחה בשנה נוספת, לתחילת שנת 2004.

[34] ס"ח התשס"א, עמ' 227.
[35] ס"ח התש"ס, עמ' 162.
[36] ס"ח התש"ס, עמ' 242; התשס"ב, עמ' 144.

תחילה ותחולה

39. (א) תחילתו של חוק זה ביום כ"א בסיון התשס"ב (1 ביוני 2002) (בחוק זה – יום התחילה), אלא אם כן נקבע בו אחרת.

(ב) הוראות סעיף 3, למעט פסקה (8) שבו, יחולו על גמלאות ודמי ביטוח המשתלמים בעד יום התחילה ואילך, ואולם לענין מקדמות על חשבון דמי ביטוח המשתלמות לפי הוראות פרק ט"ו בחוק הביטוח הלאומי יחולו ההוראות האמורות מיום כ"א בתמוז התשס"ב (1 ביולי 2002) ואילך.

(ג) הוראות סעיף 3(8) יחולו על גמלאות המשתלמות בעד יום התחילה ואילך למי שהחל בהכשרה מקצועית ביום התחילה ואילך.

(ד) הוראות סעיפים 2(א), 6ג(א) ו־6ו(ב) לחוק הלוואות לדיור, התשנ"ב–1992, בנוסחם לפי סעיף 13 לחוק זה, יחולו על מוסר דיור שחתם על חוזה לרכישת דירה או הגיש בקשה להלוואה למטרת של בניית דירה ביום תחילתו של חוק זה ואילך.

(ה) הוראות סעיף 5 יחולו על גמלאות ודמי ביטוח המשתלמים בעד התקופה הקובעת, כמשמעותה בסימן א' בפרק ג', ואולם לענין מקדמות על חשבון דמי ביטוח המשתלמות לפי הוראות פרק ט"ו בחוק הביטוח הלאומי יחולו ההוראות האמורות מיום כ"א בתמוז התשס"ב (1 ביולי 2002) ועד לתום התקופה הקובעת.